EXHIBIT 99.2

SALE AGREEMENT Southeast Saskatchewan Properties

This sale agreement (the “Agreement”) made July 16, 2013, between;

Pengrowth Energy Corporation, an Alberta corporation (“Vendor”)

and

TORC Oil & Gas Ltd., an Alberta corporation (“Purchaser”).

The Vendor has agreed to sell the Assets to the Purchaser and the Purchaser has agreed to purchase the Assets from the Vendor on the terms and conditions set forth herein;

Therefore the Parties agree as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement, including the schedules, the following terms shall have the meanings assigned to them, unless the context otherwise requires:

(a)	“Abandonment and Reclamation Obligations” means all past, present, and future obligations to:

(i)
abandon the Wells, Facilities, and Pipelines, and close, decommission, dismantle and remove structures, foundations, buildings, pipelines, equipment and other facilities located on the Lands, or lands pooled or unitized therewith, or used in respect of Petroleum Substances produced from the Lands, or lands pooled or unitized therewith; and

(ii)	restore, remediate and reclaim the Surface Leases and subsurface locations thereof and lands used to gain access thereto;

all in accordance with generally accepted oil and gas industry practices in the province where the Assets are located and in compliance with the Regulations and the Title and Operating Documents.

(b)
“Accepted Matters” means any fact, condition, or other matter that the Purchaser had knowledge of prior to the date hereof or that is disclosed in a schedule hereto or in the Data Room Materials in reasonable detail.

(c)
“Affiliate” has the meaning ascribed thereto in the Business Corporations Act (R.S.A. 2000, c.B-9), provided for the purposes of this Agreement the term “body corporate” used therein includes a partnership.

(d)
“AFE’s” means the authorizations for expenditure, operations notices, mail ballots, cash calls, financial commitment, or any other approval given by the owner of a working interest in the Lands or related Tangibles to conduct an operation or create, incur, or accept a financial obligation or risk within the White Map Area, including those described in schedule “E”.

(e)	“Ancillary Agreements” means all contracts, permits and authorizations, and all other agreements required for and incidental to the operation of the Assets.

(f)	“Arbitration Act” means the Arbitration Act (R.S.A. 2000 c.A-43).

(g)	“Assets” means the P&NG Rights, the Tangibles, the Seismic and the Miscellaneous Interests within the White Map Area; but specifically excluding the Excluded Assets.

(h)	“Business Day” means any day other than a Saturday, Sunday, or statutory or civic holiday in the City of Calgary.

(i)	“Closing” means the closing of the transaction provided for herein.

(j)	“Closing Date” means the hour of 10:00 a.m. on the latest of:

(i)	September 9, 2013; or

(ii)
the fifth Business Day following the day on which all preferential rights to purchase of Third Parties that become operative by virtue of this Agreement have been exercised or waived by the possessors thereof or all time periods within which such rights may be exercised have expired, other than the Outstanding ROFRs; or

(iii)
the fifth Business Day following the day on which all required approvals (or deemed approvals or waivers) have been obtained, or applicable waiting periods have expired, as the case may be, under the Competition Act; or

such other time and date as may be agreed to by the Parties, provided that the Closing Date must occur prior to October 11, 2013.

(k)	“Competition Act” means the Competition Act (R.S.C., 1985, c. C-34).

(l)
“Competition Act Notification” means notification under the Competition Act of the transactions contemplated by this Agreement pursuant to:  (i) a request for an advance ruling certificate under section 102 of the Competition Act and a request for a waiver pursuant to section 113(c) of the Competition Act if an advance ruling certificate is not issued; or (ii) section 114 of the Competition Act.

(m)
“Confidential Information” means any proprietary or non-public information regarding the affairs or business of the Vendor, including without limiting the generality of the foregoing; year-end reserves reports, geological, geophysical, engineering, land tenure, land interest, royalty interest, accounting, fiscal regime, production data, business operations, environmental information, computer systems, data, programs, or source codes, employee, contractor, vendor, customer and supplier lists, planning, control, product marketing, and any other information about the business affairs of the Vendor, which the Vendor in its sole discretion deems to be confidential or proprietary, whether marked ‘confidential’ or not, which the Purchaser was allowed to view in the course of, or incidental to, the conduct of the transaction contemplated herein, howsoever delivered or provided to Purchaser, including transmitted visually, such as by observance of the operations, equipment, or facilities on the premises of Vendor, or transmitted audibly, such as in a conference, meeting, or telephone call.

(n)
“Conveyance Documents” means all documents and transfers prepared by Vendor required to transfer Vendor's interest in the Assets to Purchaser and to novate Purchaser into the Title and Operating Documents.

(o)
“Data Room Materials” means all information, materials, and data contained in the information summary/DVD dated July 16, 2013, respecting the Assets, that was prepared by Vendor and BMO Capital Markets and delivered to Purchaser on July 16, 2013.

(p)	“Deposit” means the deposit payable by Purchaser to Vendor pursuant to the terms of clause 2.5(a).

(q)	“Effective Date” means 8:00 a.m., on June 1, 2013.

(r)
"Encumbrances" means all royalty burdens, if any, including lessor's royalties, compensatory royalties, liens, penalties, reductions of interest, adverse claims, carried profit interests, net profit interests, net revenue interests, mortgages, charges, pledges, claims, options, preferential rights of purchase, overriding royalties, production penalties, royalty interests (including ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of the P&NG Rights or the production of Petroleum Substances in respect of such P&NG Rights) and similar encumbrances applicable to the P&NG Rights reserved or payable (by way of a share in production of Petroleum Substances or by way of money) to any Person or entity pursuant to the terms of the Leases, the Regulations, the Title and Operating Documents, or otherwise.

(s)	“Environment” has the meaning ascribed thereto in the Environmental Protection and Enhancement Act (R.S.A. 2000, c. E-12) and “Environmental” shall have a corresponding meaning.

(t)	“Environmental Damage” means damage or contamination to the Environment or other Environmental problems including, but not limited to:

(i)	surface, underground, air, ground water, or surface water contamination;

(ii)	the Abandonment and Reclamation Obligations or failure to perform such Abandonment and Reclamation Obligations; and

(iii)	the breach of applicable Regulations in effect at any time

for which Vendor, but for the Closing of the transaction contemplated herein, would be responsible.

(u)	“Environmental Law” means any Regulation relating to:

(i)
protection of the environment, persons or the public welfare from actual or potential exposure (or the effects of exposure) to any actual or potential release, discharge, spill or emission (whether past or present); or

(ii)
the manufacture, processing, production, gathering, transportation, use, treatment, storage or disposal of any chemical, raw material, pollutant, contaminant or toxic, corrosive or hazardous substance, by-product or waste.

(v)
“Environmental Liability” means any and all past, present, and future Liabilities and Losses in respect of the Environment pertaining to the Assets, direct or indirect costs, damages, or claims, including liability to compensate Third Parties, and the effects of complying with any order of any government department, pertaining to Environmental Damage and the Assets, without limitation.

(w)	"Excluded Assets" means:

(i)	the Vendor's tax and financial records;

(ii)	the Vendor's economic evaluations or technical interpretations;

(iii)	the Vendor's proprietary information or technology (other than Seismic);

(iv)
the Vendor's proprietary interpretations, evaluations, forecasts, including geological data (other than Seismic), engineering or reserves forecasts and analyses, economic evaluations and similar items relating to the Assets;

(v)	the Vendor’s archive samples, including core samples, liquid samples, and cuttings;

(vi)	any item or thing owned or licensed by Third Parties with restrictions on deliverability or disclosure by Vendor to any assignee which is not an Affiliate of Vendor;

(vii)
legal opinions and all other documents prepared by or on behalf of Vendor in contemplation of litigation and any other documents within the possession of Vendor which are subject to solicitor-client privilege under the laws of the Province of Alberta or any other jurisdiction;

(viii)	the Vendor’s records, policies, manuals and other proprietary, confidential business or technical information not used exclusively in the operation of the Assets; and

(ix)	any item or thing that is specifically referred to in schedule “G”.

(x)
“Facilities” means all facilities (including field facilities) within the White Map Area in which the Vendor owns or holds an interest, including, without limitation, decommissioned and abandoned facilities (including abandoned facilities that are reclamation certified or reclamation exempt), which are used, have been used, or intended for use in connection with production, processing, gathering, storage, treatment, measuring, compression, injection, removal operations, or transportation operations, or other operations pertaining to the P&NG Rights, Leases, or Lands, and including the specifically included facilities identified in schedule “E”, if any.

(y)
“Field Communication System” means Vendor’s proprietary information transmission network, including, but not limited to, all hardware, modems, software, transmission systems, relay stations, tributary stations, and data terminal equipment of whatever type associated therewith installed in order to gather field data such as pressure, temperature, flowrates, weights, strokes; control and/or shut in assets remotely; communicate from vehicle to vehicle or from handheld to base, including those systems also described as SCADA systems, RTAP systems or radio networks, and the hardware may include radios, RTUs, communication towers, satellites, computers and monitors.

(z)
"GAAP" means Canadian generally accepted accounting principles as contemplated by the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis, and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on and after January 1, 2011.

(aa)	“GST” means the five percent goods and services tax payable on that portion of a transaction deemed to be a taxable supply under the terms of the Tax Act.

(bb)	“Hedging Counterparty” has the meaning ascribed to such term in clause 20.

(cc)	“Hedging Retraction” has the meaning ascribed to such term in clause 20.1(e).

(dd)	“Hedging Transaction” has the meaning ascribed to such term in clause 20.

(ee)	“Income Tax Act” means the Income Tax Act (R.S.C., 1985, c. 1 (5th Supp.)).

(ff)	“Interim Period” means that period of time between the Effective Date up to and including the Closing Date.

(gg)	“Investment Canada Act” means the Investment Canada Act (R.S.C., 1985, c. 28 (1st Supp.)).

(hh)
“Jointly Owned Seismic” means the Vendor’s entire interest in two dimensional (“2D”) proprietary seismic lines and three dimensional (“3D”) proprietary seismic programs owned or shot jointly by Vendor and Third Party partners or in which the Vendor participated within the White Map Area, including the proprietary ownership and trading rights thereto and including all Seismic Data in respect of such seismic.

(ii)
“Lands” means all lands within the White Map Area in which the Vendor owns or, owned, holds, or held an interest including, but not limited to, the lands set forth and described in schedule “A” attached hereto, insofar as the Leases grant rights to the Petroleum Substances within, upon, or underlying those lands (subject to the restrictions and exclusions set forth in the Leases as to Petroleum Substances and geological formations and any other exceptions noted in schedule “A”).

(jj)	“Land Contracts (Actions) Act” means the Saskatchewan Land Contracts (Actions) Act (R.S.S., 1978, c. L-3).

(kk)
“Leases” means the documents of title by virtue of which the possessor owns, is entitled to drill for, win, take, own or and remove the Petroleum Substances within, upon, or under the Lands, or lands with which the Lands are pooled or unitized, or by virtue of which the possessor is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands with which the Lands are pooled or unitized and includes, without limitation, all renewals and extensions of such documents and all documents issued in substitution therefore; including, but not limited to, the documents of title set forth and described in schedule “A”.

(ll)
"Liabilities" means all liabilities and obligations, whether under common law, in equity, under the Regulations, contract or otherwise, whether tortious, contractual, vicarious, statutory or otherwise, absolute or contingent, and whether based on fault, strict liability or otherwise.

(mm)	“Limitation of Civil Rights Act” means the Saskatchewan Limitation of Civil Rights Act (R.S.S., 1978, c.L-16).

(nn)
"Losses" means, in respect of a Party and in relation to a matter, all losses, costs and damages (including all penalties and fines) which such Party suffers, sustains, pays or incurs in connection with such matter and includes taxes (other than refundable taxes or income taxes), reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending claims arising from the matter, regardless of whether such claims are sustained but does not include special, indirect, consequential, exemplary or punitive damages suffered, sustained, paid or incurred by such Party including loss of profit or business interruption losses or damages.

(oo)
“Marketing Arrangements” means agreements for the sale, processing, gathering, treating, transmission, or transportation of Petroleum Substances, gas and liquid sales agreements, and other permits and authorizations; provided however that, unless specifically included in schedule “F”, production sales contracts that cannot be terminated on 31 days’ notice or less (without an early termination penalty or other cost), gas balancing or similar agreements are specifically excluded.

(pp)	“Maintenance Period” means the period of time beginning on the Closing Date and continuing up to and including the last day of the second month following the month of Closing.

(qq)
“Miscellaneous Interests” means the entire interest of Vendor in and to all property and rights on or with respect to the Lands, other than the P&NG Rights or the Tangibles, to the extent such property and rights pertain to the P&NG Rights or the Tangibles, or any rights relating thereto, including, without limitation:

(i)	the Title and Operating Documents;

(ii)	the Surface Leases;

(iii)	the Marketing Arrangements:

(iv)	the Service Agreements;

(v)	the Wells; and

(vi)	electronic engineering records, accounting records, files, reports, and data that, in Vendor's reasonable judgement, relate directly to the P&NG Rights, the Tangibles, or the Wells.

Provided that, unless otherwise agreed in writing by the Parties, the Miscellaneous Interests specifically excludes the Excluded Assets.

(rr)	“Outstanding ROFRs” has the meaning ascribed to such term in clause 7.7.

(ss)	“Party” means a person, partnership, or corporation, which is bound by this Agreement.

(tt)	“Permitted Encumbrances” means:

(i)	all Encumbrances specifically identified in any schedule hereto;

(ii)
any preferential rights of purchase or any similar restriction applicable to any of the Assets that are set forth and identified in a schedule hereto, and which will be dealt with in accordance with the provisions of Article 7;

(iii)
the terms and conditions of the Leases, provided that any Encumbrance created pursuant to any of the Leases will be a Permitted Encumbrance only if it also satisfies another provision of this definition;

(iv)	the right reserved to or vested in any government, or other public authority by the term of any Lease or by the Regulations to terminate any Lease;

(v)	all easements, rights of way, servitudes, or other similar rights in land granted in the ordinary course of business;

(vi)
the right to levy taxes (excluding income taxes, GST and other sales taxes) on Petroleum Substances or the income or revenue therefrom and governmental requirements pertaining to production rates from the Wells on the Lands or operations being conducted on the Lands or otherwise affecting the value of any of the Assets;

(vii)	the Marketing Arrangements;

(viii)	the Regulations and any rights reserved to or vested in any governmental authority to regulate any of the Assets in any manner;

(ix)	undetermined or inchoate liens incurred or created as security in favour of any person with respect to the development or operation of any of the

Assets, as regards Vendor's share of the costs and expenses thereof, which are not due or delinquent as of the Closing Date;

(x)	the conditions contained in any grants from the Crown of any of the Lands or interests therein, and statutory exceptions to title;

(xi)	agreements relating to pooling or unitization, provided that any such agreement is identified in schedule “A”;

(xii)	the Service Agreements;

(xiii)	provisions for penalties and forfeitures under agreements as a consequence of non-participation in operations that are set forth and identified in a schedule hereto;

(xiv)
liens imposed by statute securing the payment of taxes or assessments which are not due or delinquent as of the Closing Date, or the validity of which is being diligently contested by and on behalf of Vendor;

(xv)
mechanics’, builders’, or materialman’s liens in respect of services rendered or goods supplied, but only insofar as such liens relate to goods or services for which payment is not due or delinquent as of the Closing Date, or the validity of which is being diligently contested by and on behalf of Vendor;

(xvi)	liens granted in the ordinary course of business to a public utility, municipality, or governmental authority with respect to operations pertaining to any of the Assets;

(xvii)	any matter or concern disclosed in schedule “H” that affects the Assets; and

(xviii)
any defects or deficiencies in title to the Assets disclosed in any of the schedules attached hereto, and any other defects or deficiencies in title to the Assets that are waived or deemed to be waived hereunder.

(uu)	“P&NG Rights” means the entire right, title, estate, and interest held by the Vendor (whether absolute or contingent, legal or beneficial, vested or not, and whether or not an "interest in land") to:

(i)	explore for, drill for, extract, win, produce, take, save or market Petroleum Substances from the Scheduled Assets and from lands in the White Map Area;

(ii)	a share of the production of Petroleum Substances from the Scheduled Assets and from lands in the White Map Area;

(iii)	Petroleum Substances injected into but not produced from the Scheduled Assets and from lands in the White Map Area; and

(iv)
a share of the proceeds of sale of, or rights to receive payment calculated by reference to, the quantity, value or proceeds of sale of the production of Petroleum Substances produced from the Scheduled Assets and from lands in the White  Map Area, other than the rights under agreements for the sale of Petroleum Substances.

Including, without limitation, any interests and rights known as unit interests, working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, including those interests set forth in schedule “A” and including fractional or undivided interests in any of the foregoing.

(vv)
“Petroleum Substances” means petroleum, natural gas, sulphur, and other related hydrocarbons (except coal) and every other mineral or substance, whether liquid, solid or gaseous, and whether hydrocarbons or not, produced in association therewith, the rights to which are granted by the Leases, insofar only as they pertain to the Lands.

(ww)
“Pipelines” means all pipelines within the White Map Area in which the Vendor owns or holds an interest, including, without limitation, abandoned pipelines (including abandoned pipelines that are reclamation certified or reclamation exempt), which are on the Lands, may be used, have been used, or intended for use to produce or transport Petroleum Substances from the Lands, or otherwise serve the Lands, and including the specifically included pipelines identified in schedule “E”, if any.

(xx)
“Prime Rate” means the annual rate of interest announced from time to time by the main branch of the Royal Bank of Canada in Calgary, as a reference rate for the determination of interest rates for Canadian dollar commercial loans to customers in Canada.

(yy)
“Privacy Law” means the Personal Information Protection and Electronic Documents Act (S.C. 2000, c. 5), Personal Information Protection Act (S.A. 2003, c. P-6.5), Freedom of Information and Protection of Privacy Act (R.S.A. 2000, c. F-25), the Health Information Act (R.S.A. 2000, C. H-5), equivalent legislation in other Provinces and Territories, all regulations thereunder, and all Commissioner orders issued pursuant thereto.

(zz)	“Prospective Employees” shall have the meaning ascribed to it in clause 17.1.

(aaa)	“Purchase Price” means the monetary consideration payable by Purchaser to Vendor as set forth and described in clause 2.2.

(bbb)
“Regulations” means all statutes, laws, rules, orders, and regulations in effect from time to time and made by governments or governmental boards or agencies, or other competent authorities having jurisdiction over the Assets, the Parties or any matter contemplated herein.

(ccc)	“Scheduled Assets” means the P&NG Rights set forth and described in schedule “A” and the Tangibles and Miscellaneous Interests related to such P&NG Rights.

(ddd)
“Security Interest” means any security interests in the Assets expressly granted by, through, or under the Vendor whether by a mortgage, deed of trust, Bank Act (S.C. 1991, c. 46) assignment, debenture, general security agreement or a land charge under personal property security legislation assignment, security, mortgage, charge, pledge, negative pledge, lien, or other security interest, including any amendments thereto, created or arising, whether absolute or contingent, fixed or floating, perfected or not, which encumbers the title of Vendor in and to the Assets, or any part thereof, or the proceeds to be received hereunder.

(eee)
“Seismic” means the Vendor Seismic and the Jointly Owned Seismic within the White Map Area and on, over, or touching the Lands, including, but not limited to, those lines and programs set forth and described in schedule “M”; and including the proprietary rights and trading rights thereto and as provided for in section 3.6 the Vendor’s interpretations thereof.

(fff)	“Seismic Data” means, insofar as it pertains to the Seismic, reproducible copies of all seismic records, books, documents, and reports, which may include, without limitation:

(i)
all permanent records of basic field data, field tapes, and any related support data including, but not limited to, any and all microfilm or paper copies of seismic, driller’s reports and logs, monitor records, observer’s reports and survey notes, ground elevation records, shot point maps, seismograph records, monitor records, field records and record sections, including maps made from any of the foregoing, computer printed survey audits, and any and all copies of related magnetic field tapes or conversions thereof;

(ii)
all permanent records of the processed field data including, but not limited to, pre- and post-stacked record sections including amplitude, segP1 format survey floppy disks, phase and structural displays, post-stacked data manipulations including filters, migrations and wavelet enhancements, and any and all copies of final processed stacked tapes and any manipulations and conversions thereof; and

(iii)
in the case of 3D seismic, in addition to the foregoing, all permanent records of bin locations, bin fold, static corrections, surface elevations, surveys, bin disks, and bin maps and any other relevant information.

(ggg)
“Service Agreements” means agreements (in both paper and electronic formats) for the contract operation by a Third Party of the Assets or the operation of any of the Assets by contract field operators, and any agreements for the transportation, processing, or disposal of the Petroleum Substances or substances produced in connection with the Petroleum Substances, agreements to provide transportation, processing, or disposal capacity or service to any Third Party, which are either terminable on no more than 31 days’ notice (without an early termination penalty or other cost) or are identified in schedule “F”.

(hhh)
"Significant Unscheduled Environmental Liability" means an Unscheduled Environmental Liability which results in aggregate liabilities of more than [redacted] after the Effective Date. [Value – sensitive business information]

(iii)
“Surface Leases” means the documents of title by virtue of which the possessor is entitled to use and occupy the surface of any of the lands within the White Map Area upon which the Wells or the Tangibles are or were located (including abandoned surface leases that are reclamation certified or reclamation exempt whether reclaimed or not), which are or were held for purposes related to the use, ownership, or operation of the P&NG Rights, the Wells, or the Tangibles, or of any lands used to gain access to any of the Wells or the Tangibles, including, but not limited to, those set forth and described in schedule “D”, and, if applicable, all renewals and extensions of such documents and all documents issued in substitution thereof.

(jjj)
“Tangibles” means the entire interest of Vendor in and to the Facilities, Pipelines, and all tangible things, property, real property, and assets, depreciable or not, within the White Map Area, including the Field Communication System, that are located on, or in the vicinity of the Lands, and are used, have been used, or intended for use in connection with production, processing, gathering, storage, treatment, measuring, compression, injection, removal operations, or transportation operations pertaining to the P&NG Rights, Leases, or Lands, including, without limitation, the well equipment, if any, relating to the Wells, and all those plants, pipelines, and equipment directly related to the Assets, whether absolute or contingent or legal or beneficial; Petroleum Substances that were produced and beyond the wellhead but not sold and that were re-injected, placed into storage, or in tanks at the Effective Date; and the specifically included tangibles identified in schedule “E”, if any; but excluding the Excluded Assets and surplus items such as tubing and casing stored as inventory on the Surface Leases and not being charged to the joint interest account with respect to those Lands affected, which must be removed by the Vendor prior to the Closing Date, and if not removed, aforesaid becomes the property of the Purchaser.

(kkk)	“Tax Act” means the Excise Tax Act (R.S.C., 1985, c. E-15).

(lll)
“Third Party” means any partnership, corporation, trust, unincorporated organization, union, government, governmental department or agency, individual or any heir, executor, administrator or other legal representative of an individual other than a Party.

(mmm)
“Third Party Confidentiality Agreements” means and includes any confidentiality agreements relating to the Assets between Vendor (or any of its Affiliates) and any Third Parties that were entered into in connection with the sale process that resulted in the execution of this Agreement.

(nnn)
“Title Defect” means a defect in or affecting the title of Vendor to any of the Assets, which is material and adverse to the enforcement of title such that it would not be acceptable to a knowledgeable prudent purchaser buying similar oil and gas properties, acting reasonably, and, without limiting the generality of the foregoing, specifically includes:

(i)	Vendor not being the beneficial owner of the interest attributed to it in schedule “A”, or holding a lesser beneficial interest than such attributed interest;

(ii)	Vendor's interests as described in schedule “A” being subject to a royalty, net profits interest or other encumbrance not disclosed in schedule “A”; or

(iii)	Vendor's interests as described in schedule “A” being subject to a reduction or conversion not disclosed in schedule “A”;

but specifically excludes:

(iv)	Vendor's interests the Assets being held pursuant to documentation evidenced by electronic copy only and the Vendor not having paper copies of any such documentation;

(v)	Vendor's interests as described in schedule “A” having converted from a before-payout interest to an after-payout interest as a result of payout having occurred;

(vi)	any defects or deficiencies in title disclosed to Purchaser herein;

(vii)	the Permitted Encumbrances and Accepted Matters;

(viii)
any missing or unsigned documents in the chain of Vendor's title to the Lands, Leases, or Tangibles where such document is not reasonably required to confirm the creation, establishment or maintenance of Vendor’s interest in such title and the current status of title can otherwise be confirmed with reasonable certainty;

(ix)	failure to confirm delay rental payments required to maintain freehold Leases as having been paid, where the failure to confirm such payments will not result in a termination of the Lease;

(x)
missing documents or receipts which would otherwise demonstrate timely and full payment of initial consideration, lease rentals, delay payments, shut-in payments or other payments required under any Lease where the lessor of the applicable Lease has accepted subsequent payments and there is no notice of default in respect thereof from the lessor in the applicable Lease file and the failure to confirm such payments could not result in a termination of the Lease;

(xi)
cessation of production of any Well where there is no notice of default in respect thereof from the lessor of the applicable Lease in the applicable Lease file, where the cessation of production will not result in a termination of the Lease;

(xii)	Vendor's, or any predecessor's, interest being a beneficial interest rather than a legal interest; or

(xiii)	the exercise of any preferential right to purchase as a result of the transaction contemplated herein, provided that such preferential right is disclosed in a schedule hereto.

(ooo)
“Title and Operating Documents” means, in respect of any of the P&NG Rights, or the Tangibles, all documents of title, including, without limitation, the Leases, the Surface Leases, the Ancillary Agreements, certificates of title, leases, reservations, permits, licences, well, facility, and pipeline licences, and other permits and authorizations, operating agreements, unit agreements, pooling agreements, royalty agreements, overriding royalty agreements, gross overriding royalty agreements, participation agreements, farmin or farmout agreements, sale and purchase agreements, conveyance agreements involving transfer of title to the Assets, trust declarations, net profits agreements, common stream agreements, gas and liquid sales agreements, production sale contracts, agreements for the construction, ownership and operation of the Tangibles, the Marketing Arrangements, the Service Agreements, or other agreements which relate to the P&NG Rights, the Lands, and the Tangibles or the ownership, operation, or exploitation thereof.

(ppp)	“Triggering Event” has the meaning ascribed to such term in clause 20.1(e).

(qqq)
"Unscheduled Environmental Liabilities" means Environmental Liabilities and Environmental Damages within the White Map Area that do not pertain to or are not caused by operations on the Scheduled Assets, or related thereto, and that are not disclosed in a schedule hereto or in the Data Room Materials.

(rrr)	“Vendor Option” has the meaning ascribed to such term in clause 20.1(e).

(sss)
“Vendor Seismic” means Vendor’s 100% owned two dimensional (“2D”) proprietary seismic lines and three dimensional (“3D”) proprietary seismic programs owned or shot by the Vendor within the White Map Area, including the proprietary ownership and trading rights thereto and including all Seismic Data in respect of such Seismic.

(ttt)
“Wells” means all wells, including, without limitation, abandoned wells (including abandoned wells that are reclamation certified or reclamation exempt), within the White Map Area in which Vendor owns or, owned, holds, or held an interest, which are used, have been used, or intended for use, to produce Petroleum Substances from the Lands, or otherwise serve the Lands, and including the specifically included wells identified in schedule “C”; and including the wellbores and all casing and production tubing therein.

(uuu)
“White Map Area” means the geographic area lying generally within the Southeastern portion of the Province of Saskatchewan that lies within the boundary outlined in red in the map attached to this Agreement as schedule “B”.

1.2	The following schedules are attached to and made part of this Agreement:

(a)	schedule “A”, which is the schedule of Lands and Leases; and any encumbrances, preferential rights to purchase, other agreements, or penalties required to be included in schedule “A”;

(b)	schedule “B”, which is the map of the White Map Area;

(c)	schedule “C”, which is the schedule of Wells;

(d)	schedule “D”, which is the schedule of Surface Leases;

(e)	schedule “E”, which is the schedule of Facilities, Pipelines, specifically included Tangibles, and AFE’s;

(f)	schedule “F”, which is the schedule of Marketing Arrangements and Service Agreements;

(g)	schedule “G”, which is the schedule of specifically Excluded Assets;

(h)	schedule “H”, which is the schedule of any matter or concern required to be included in schedule “H” pursuant to this Agreement.

(i)	schedule “I”, which is the schedule of lawsuits and claims and Environmental concerns;

(j)	schedule “J”, which is the form of General Conveyance;

(k)	schedule “K”, which is the form of the certificate to be provided by Vendor pursuant to article 10.2;

(l)	schedule “L”, which is the form of the certificate to be provided by Purchaser pursuant to article 10.3; and

(m)	schedule “M”, which is the schedule of Seismic.

1.3	All references to “dollars” or $” herein means the legal tender of the Dominion of Canada.

1.4
In the event that Closing does not occur, each provision of this Agreement which presumes that Purchaser has acquired the Assets hereunder will be construed as having been contingent upon Closing having occurred.

1.5	If there is any conflict or inconsistency between a provision of the body of this Agreement and that of a schedule or a Conveyance Document, the provision of the body of this Agreement will prevail.

1.6
All documents, including, but not limited to, the Conveyance Documents, executed by the Parties and delivered pursuant to the provisions of this Agreement are subordinate to the provisions hereof and the provisions hereof shall govern and prevail in the event of conflict.

1.7
If any of the provisions of this Agreement is determined to be invalid, illegal, or unenforceable in any respect, the validity, legality, or enforceability of the remaining provisions will not in any way be affected or impaired thereby.

1.8	This Agreement will be read and interpreted with such changes to number and gender as may be required by the context.

1.9	the division of this Agreement into sections and clauses and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement;

1.10
Terms and expression that are not specifically defined in this Agreement, but which have generally accepted meanings in the custom and usage of the petroleum and natural gas industry in Western Canada as of the date of this Agreement, will have such generally accepted meanings when used in this Agreement unless the contrary is specified or provided for elsewhere in this Agreement.

1.11
When used in this Agreement “knowledge”, or a derivation thereof, means when in reference to the Vendor, the actual knowledge after reasonable inquiry of each of the officers, employees, field managers, and contract staff of the Vendor having direct responsibility for the Assets during the Vendor’s tenure of ownership; and when in reference to the Purchaser means the actual knowledge of each of the officers, employees, field managers, and contract staff of the Purchaser having direct responsibility for the Purchaser’s current assets and operations within the White Map Area or for the Purchaser’s due diligence review of the Assets and the Data Room Materials.

1.12
When used in this Agreement “reasonable efforts”, or a derivation thereof, means, with respect to a given obligation, the efforts that a reasonable person in the same position would use to perform that obligation as promptly as possible.

1.13	When used in this Agreement “material”, or a derivation thereof, means of such a nature that knowledge of the item would affect a person’s decision making process.

2.	PURCHASE AND SALE

2.1	Vendor hereby agrees to sell the Assets to Purchaser on the terms and conditions set forth herein.

2.2	The monetary consideration payable by Purchaser to Vendor for the Assets is $510,000,000.00, and is allocated among the Assets as follows:

To P&NG Rights	$387,999,999.00
To Tangibles	$102,000,000.00
To Seismic	$20,000,000.00
To Miscellaneous Interests	$1.00
Purchase Price	$510,000,000.00

2.3	The Purchase Price is subject only to the adjustments provided for in article 4, and such other reductions as may be made pursuant to articles 7 and 8 herein.

2.4	The Parties acknowledge that:

(a)
the amount and the scope of any abandonment and reclamation liabilities associated with the Assets are not capable of being quantified at the Closing Date and depend upon numerous unknowable factors that are not within the control of the Parties;

(b)
under the Regulations, the abandonment and reclamation liabilities associated with the Assets are inextricably linked to such Assets so that a transferee of the Assets will be liable for the abandonment and reclamation liabilities associated with the Assets in the absence of the specific assumption of such liabilities by the Purchaser;

(c)
the specific assumption of the abandonment and reclamation liabilities associated with the Assets is intended to provide greater certainty of results for the Parties and does not represent any pecuniary consideration for the Assets;

(d)
the Parties have taken the fact that the Assets and the associated abandonment and reclamation liabilities are inextricably linked into account in reaching this Agreement and in establishing the Purchase Price;

(e)
neither the existence nor the amount of any accounting reserves for site reclamation costs or similar matters associated with the Assets in the financial statements or accounting records of either Party has been of any relevance to either Party in determining any matter under this Agreement, including the Purchase Price for the Assets; and

(f)	as a result of the foregoing, the Parties agree to attribute an aggregate value of $1.00 to the assumption of the abandonment and reclamation liabilities associated with the Assets.

2.5	Purchaser shall pay the Purchase Price to Vendor in two installments, as follows:

(a)
A good faith deposit of $40,000,000.00, payable coincidentally with the execution and delivery of this Agreement by Purchaser to Vendor, which Deposit will be held by the Vendor and credited with interest at the Prime Rate from the date of payment up to and including the Closing Date and dealt with in accordance with clause 2.13; and

(b)	The balance, subject to any adjustments as provided in this Agreement, at Closing.

2.6	Subject to clause 2.7, Purchaser shall also remit to Vendor at Closing the GST, applicable pursuant to clause 2.2, in accordance with the Tax Act, being $6,100,000.05.

2.7
Purchaser and Vendor may elect jointly, pursuant to subsection 167(1) of the Tax Act, to have the transaction contemplated herein excluded from the requirement to pay GST.  Vendor shall prepare and Purchaser shall file the prescribed form (GST 44 E) within the time referred to in subsection 167(1.1) of the Tax Act.

2.8
If the GST election contemplated in clause 2.7 is determined to be invalid then Purchaser shall pay, in a timely fashion, to the appropriate government authority any applicable GST and any interest or penalties incurred thereon in respect of the Assets.

2.9
If the amount of any GST paid by Purchaser pursuant to clause 2.6 is subject to audit by the relevant government authority, and it is determined by that government authority that an additional amount of tax or interest or penalties should be assessed, Purchaser shall be solely responsible for the payment of such additional amount.  Vendor will provide all assistance reasonably necessary to Purchaser if Purchaser contests any such determination.

2.10	If, as a result of any adjustment made pursuant to article 4, the amount of GST is increased or decreased, such increase or decrease will be for the account of Purchaser.

2.11	The GST number for each Party is:

Vendor                     -           [redacted]
Purchaser                -           [redacted]

2.12
All amounts to be paid pursuant to the terms of this Agreement must be paid in legal tender, by wire transfer, or by bank draft payable to Vendor.  Where wire transfer is to be used Vendor will provide Purchaser with appropriate information no later than three Business Days prior to Closing.

2.13
If Closing does not occur: (a) as a result of the failure of Purchaser to perform or observe in any material respect any of its covenants or agreements to be performed by Purchaser hereunder, or (b) due to a breach of representation or warranty of Purchaser in clause 6.2, or (c) due to the failure of Purchaser to obtain all necessary corporate, shareholder, or stock exchange approvals, then the Deposit, and any interest earned thereon, may be retained by the Vendor on account of its damages and applied as a genuine pre-estimate of its liquidated damages and not as a penalty, which shall be Vendor’s sole and exclusive remedy if Closing does not occur as a result of the reasons specified herein;  provided that, if Closing does not occur or this Agreement terminates for any other reason, then the Deposit will be returned, in a timely fashion, to Purchaser, with interest thereon calculated at the Prime Rate from the date the Deposit is paid until the Deposit is returned to Purchaser, without prejudice to any rights or remedies that the Parties may have hereunder.  If Closing occurs, the Deposit, and any interest earned thereon, will be credited against the Purchase Price.

3.	CLOSING

3.1	Unless otherwise agreed in writing by the Parties, Closing will take place at the offices of Vendor at 2100, 222 3 Avenue SW, Calgary, Alberta on the Closing Date.

3.2
Provided the purchase and sale contemplated by this Agreement is completed, the beneficial interest and risk of ownership, in and to the Assets, will be deemed to have passed from Vendor to Purchaser as of the Effective Date.  Provided further, as legal title to and physical possession of the Assets, will not pass to Purchaser until after Closing on the Closing Date, Vendor shall maintain the Assets on behalf of Purchaser between the Effective Date and the Closing Date pursuant to the provisions of article 5.

3.3
At Closing, Vendor shall deliver the following to Purchaser, which will be deemed to be delivered contemporaneously notwithstanding that documents may have been executed on or prior to Closing Date or events may have occurred on or prior to Closing Date, and which will only become unconditionally binding upon and enforceable by and against the Parties upon delivery of all documents and items:

(a)	a General Conveyance, in the form attached as schedule “J”, which has been prepared and executed by Vendor;

(b)	the Conveyance Documents, unless and to the extent that Purchaser allows Vendor to deliver such documents to Purchaser at a later date;

(c)	original copies, if any, of all waivers of rights of first refusal and consents to disposition obtained or requested by Vendor with respect to the sale of the Assets to Purchaser;

(d)	the certificate required by clauses 10.2(a) and (d);

(e)	a novation agreement to novate Purchaser into the Hedging Transactions, which has been executed by Vendor and the Hedging Counterparty; and

(f)	such other documents as may be specifically required hereunder or as may be reasonably requested by Purchaser upon reasonable notice to Vendor.

3.4	At Closing, Purchaser shall deliver the following to Vendor:

(a)	the balance of the adjusted Purchase Price, and the applicable goods and services tax, if any, in accordance with article 2;

(b)	a General Conveyance, in the form attached as schedule “J”, which has been executed by Purchaser;

(c)	the certificate required by clause 10.3(c);

(d)	a novation agreement to novate Purchaser into the Hedging Transactions, which has been executed by Purchaser; and

(e)	such other documents as may be specifically required hereunder.

3.5
Vendor will prepare the Conveyance Documents at its cost, none of which will confer or impose upon either Vendor or Purchaser any greater right or obligation than contemplated in this Agreement, and provided that such documents will not require Vendor to assume or incur any obligation, or to provide any representation or warranty, beyond that contained in this Agreement.  Copies of the Conveyance Documents will be provided to Purchaser a reasonable time prior to Closing, but in any event no later than five Business Days prior to Closing, for review and revision by Purchaser, and which will be executed and delivered by the Parties at Closing.  Vendor will submit, within three Business Days of Closing register, or circulate, as the case may be, all Conveyance Documents, as by their nature require submitting, and will register, or circulate all Conveyance Documents as by their nature require registration, or circulation, promptly after Closing.  Subject to any errors, the Purchaser must accept all electronic Conveyance

Documents, as by their nature require acceptance, within three Business Days after submission. Purchaser shall bear all costs incurred in registering any of the Conveyance Documents.

3.6
Notwithstanding anything to the contrary contained in this Article the Purchaser acknowledges that within a reasonable time, but no later than 30 days after Closing, the Vendor will deliver the Seismic and all Seismic Data associated with the Seismic to Purchaser, provided that if such Seismic is in the custody of any seismic brokers (the “Brokers”), Vendor will instruct the Brokers to change their records to reflect that the Purchaser is the owner of the Seismic and associated Seismic Data, and that from and after the Closing Date the Purchaser will deal directly with the Brokers, at the Purchaser’s sole cost and risk and from and after the Effective Date, Purchaser shall be liable for any and all amounts payable to Brokers in respect of retrieving or updating records for the Seismic.  If the Seismic Data includes any interpretations that are readily available or accessible to Vendor, Vendor shall include such interpretations in the Seismic Data delivered to Purchaser hereunder.

3.7
Purchaser shall make prompt application to all applicable governmental and regulatory authorities to change the recorded name of all the Wells, Pipelines, and Facilities by removing Vendor’s name therefrom.

3.8
Vendor will provide to the Purchaser, not later than ten Business Days prior to Closing all site identification numbers (“SITE ID's”) for all locations serviced with electric power, and will make prompt application immediately upon completion of Closing to de-enrol the SITE ID’s with their electric power service provider.  Purchaser shall make prompt application to enrol the SITE ID’s locations with their electric power service provider one day prior to the Closing Date, the intent being there will be continuous provision of electricity to the locations.  Provided that, if the Purchaser fails to enrol the SITE ID’s with their electric service provider the Vendor has the sole and exclusive right to terminate the electric service immediately following the end of the Maintenance Period.

3.9
If Purchaser wishes to retain a copy of licensed software or associated data that is resident on computer equipment that may comprise part of the Tangibles, if any, Purchaser must, at least ten Business Days prior to Closing, provide Vendor with a notice that sets forth the licensed software and associated data that Purchaser wishes to retain, and which provides evidence to Vendor's reasonable satisfaction that Purchaser has been granted all necessary software licences and all necessary Third Party consents to enable it to use any such software or data at Closing.  To the extent that Purchaser has failed to deliver such notice or has failed to provide such evidence, Vendor is entitled to erase or otherwise remove any software and data from the computer equipment which comprises any part of the Tangibles.

3.10
Vendor will deliver to Purchaser within ten Business Days of the Closing Date, or so soon thereafter as is practicable, the Title and Operating Documents within Vendor’s possession included in the Miscellaneous Interests, unless and to the extent that Purchaser agrees to allow Vendor to deliver such documents and files at a later date.  Purchaser must retain such documents and files, or cause them to be retained, for a reasonable period of time and will allow Vendor, upon reasonable notice, to access the files for the purpose of preparing for pending litigation or to enable it to comply with the Regulations or requirement of any authority or to conduct audits relating to the period prior to the

Effective Date. Nothing herein prevents Vendor from making and retaining copies of any such documents.

3.11
Vendor shall not amend, modify, terminate or release any Third Parties from any of the terms of the Third Party Confidentiality Agreements, without the prior written consent of Purchaser, not to be unreasonably withheld.  At least 10 Business Days prior to the Closing Date, Vendor shall notify and request that all Third Parties to such Confidentiality Agreements return or destroy any confidential information received by such Third Parties pursuant to the Third Party Confidentiality Agreements.  If Purchaser reasonably suspects that any such Third Parties have breached or are contemplating breaching the terms of the Third Party Confidentiality Agreements, upon written notice from Purchaser, Vendor shall (at Vendor’s option and at Purchaser’s sole cost, risk and expense) either: (i) take such steps and actions as Purchaser may reasonably request to enforce the terms of the Third Party Confidentiality Agreements; or (ii) to the extent permissible under the Third Party Confidentiality Agreements assign such Third Party Confidentiality Agreement to Purchaser or take other steps or actions to allow the Purchaser to enforce such Third Party Confidentiality Agreements on Vendor’s behalf.  To the extent that Vendor receives notice from a Third Party that such Third Party is being legally compelled to disclose any confidential information subject to a Third Party Confidentiality Agreement, Vendor will provide Purchaser with prompt written notice of same and allow Purchaser to commence or participate in any applications or other proceedings to obtain a protective order or other remedy in respect thereof.

4.	ADJUSTMENTS

4.1
Subject to subclause 4.2, at Closing all benefits and obligations of any kind accruing, payable, paid, received, or receivable with respect to the Assets, will be apportioned, as of the Effective Date, between Vendor and Purchaser on an accrual basis in accordance with GAAP, subject to the provisions of this Agreement.  All costs of whatever nature pertaining to work performed or goods or services provided with respect to the Assets prior to the Effective Date will be borne by Vendor, notwithstanding that such costs may be payable in whole or in part after the Effective Date.  The adjustments will constitute an increase or a decrease, as the case may be, to the Purchase Price and will be allocated to the P&NG Rights, unless otherwise expressly agreed.

4.2
The following provisions will apply to the apportionment of the benefits and obligations revenues, costs, expenses and other relevant charges for the purpose of preparing the interim and final statements of adjustments to be conducted on an accrual basis:

(a)
all Encumbrances payable on or in respect of Petroleum Substances produced prior to the Effective Date are for the account of Vendor and all Encumbrances payable on or in respect of Petroleum Substances produced after the Effective Date will be for the account of the Purchaser;

(b)
Petroleum Substances that were produced and beyond the wellhead, but not sold, as of the Effective Date will be credited to Vendor provided that such Petroleum Substances were sold prior to the Closing Date; provided, however, that any Petroleum Substances that were produced, but not sold, as of the Effective Date will not, for the purposes of this subclause, include any Petroleum Substances which were re-injected or placed into storage or in tanks;

(c)
all prepaid rentals, property taxes and similar payments required to preserve any of the Leases and all taxes, other than income taxes and taxes based on the volume of the production of Petroleum Substances, levied with respect to the Assets, will be apportioned between Vendor and Purchaser on a per diem basis as of the Effective Date, unless and to the extent that such apportionment is waived by the Parties;

(d)
operating, capital cost advances and similar prepayments made by Vendor, for the Assets that it does not operate, prior to Closing Date and relating to work performed after the Effective Date are the responsibility of Purchaser to the extent that such amounts are transferred to Purchaser at Closing and evidence is provided to Purchaser in respect of such transfer and an amount equal to those operating and capital cost advances and similar prepayments will be credited to Vendor at Closing Date;

(e)	there will be no adjustments for royalty tax credits or similar incentives not specific to the Assets;

(f)	there will be an adjustment to the account of Purchaser by an amount equal to:

(i)	the proceeds from the sale of production from the Lands for the Interim Period; minus

(ii)	all royalties and operating expenses, including, but not limited to, electric power costs, paid by the Vendor in respect of the Assets during the Interim Period; minus

(iii)	those capital expenses in respect of the Assets for which Purchaser is responsible for in the Interim Period.

4.3
An interim accounting and adjustment will be conducted by Vendor (on an accrual basis), and a statement thereof provided to Purchaser at least three Business Days prior to Closing, based on Vendor's good faith estimate of all adjustments to be made for the transactions herein pursuant to this Article, and Vendor shall cooperate with Purchaser to enable Purchaser to verify the accuracy of the interim accounting.  The Parties shall cooperate in good faith to finalize the interim accounting and adjustments at least one Business Day prior to the Closing Date. The Parties will work together to conduct a mutually acceptable final accounting and adjustment no later than six months following the Closing Date.  To the extent that the Parties are unable to mutually agree on a final accounting and adjustment, the discrepancies shall be resolved pursuant to article 9.  Subject to clauses 4.4, 4.5, and 4.6, the Parties shall not be obligated to make any adjustments at any time after one year from the Closing Date, unless such adjustments have been specifically requested, by notice in writing, within such period.  All adjustments will be settled by payment, by the Party required to make payment hereunder, within 15 days of being notified of the determination of the amount owing.

4.4
During the one year period following the delivery of the final statement of adjustments, Purchaser may conduct one audit of the books, records, and accounts of Vendor respecting the Assets, for the purpose of effecting adjustments pursuant to this article only.  The audit will be conducted upon reasonable notice to Vendor, at Vendor's offices during Vendor's normal business hours, and will be conducted at the sole expense of Purchaser.  Any claims or discrepancies disclosed by the audit must be made by notice in writing to Vendor within two months following the completion of the audit, and Vendor shall respond in writing to any claims or discrepancies within three months of the receipt of the notice.  To the extent that the Parties are unable to resolve any outstanding claims of discrepancies disclosed by the audit within two months of Vendor's response thereto, such audit exceptions must be resolved pursuant to article 9.

4.5
Notwithstanding the preceding subclauses of this clause, clause 6.1, clause 6.3 and clause 13.1, any adjustments established by an audit conducted pursuant to the Regulations or the provisions of the Leases with respect to the payment of royalties will be made at the time such adjustment is established, with payment being made, by the Party required to make payment hereunder, within 15 days of being notified of the determination of the amount owing.

4.6
Notwithstanding the preceding subclauses of this clause, clause 6.1, clause 6.3 and clause 13.1, accounting and adjustments resulting from joint venture audits, royalty audits, Crown audits, or from 13th month adjustments for gas plant throughput and gas cost allowance for the Assets, relating to the period prior to the Closing Date:

(a)	for which audit queries or 13th month adjustments are outstanding at the Closing Date; or

(b)
that occur after the Closing Date, but not later than two years after the Closing Date in the case of joint venture audits or 13th month adjustments and four years after the Closing Date in the case of Crown royalty audits, will be made as they occur and payment for them must be made within 30 days of each adjustment and must be made by Purchaser to Vendor, or vice versa, as the case may be.  Vendor may audit the records of Purchaser relating to such accounting or adjustments for one year following the date the adjustment is made, and accounting or adjustments resulting from the audit will be settled between Vendor and Purchaser on an item by item basis as they occur.

4.7
Purchaser will pay interest at the Prime Rate to Vendor on the Purchase Price from the Effective Date up to and including the Closing Date; provided interest at the Prime Rate will not be payable by Purchaser on the portion of the Purchase Price equal to the amount of the Deposit after the date on which the Deposit is paid to Vendor up to and including the Closing Date; and provided further, interest will not be payable by Purchaser on any amount by which the Purchase Price is reduced pursuant to clauses 7.4, 8.4 or 8.7 hereof, notwithstanding that such reduction occurs after the Effective Date.

4.8	Any payments required to be made under this Agreement are subject to any holdbacks or withholding required by Regulations or expressly permitted by the terms of this Agreement.

5.	MAINTENANCE OF BUSINESS

5.1
Vendor shall continue to maintain the Assets in a proper and prudent manner, in accordance with good oil and gas industry practice and the Regulations, from the Effective Date until and including the Closing Date, which, without limiting the generality of the foregoing, will include the payment of all costs and expenses relating to the Assets, the maintenance of adequate insurance in accordance with good oil and gas industry practices to cover the risks associated with the Assets and the operations thereof and the performance and compliance with all covenants and conditions contained in any agreements and documents to which the Assets are subject.

5.2	Until Closing, Vendor shall not, without the prior written consent of Purchaser:

(a)
voluntarily assume any obligation or commitment with respect to the Assets, where Vendor's share of the expenditure associated with such obligation or commitment is estimated to exceed [redacted] [Value – sensitive business information];

(b)	surrender or abandon any of the Assets;

(c)	amend or terminate any agreement or enter into any new agreement respecting the Assets;

(d)
propose or initiate the exercise of any right (including bidding rights at Crown sales, rights under area of mutual interest provisions, and rights of first refusal) or option relative to, or arising as a result of the ownership of, the Assets, or propose or initiate any operations on the Lands which have not been commenced or committed to by Vendor as of the earlier of the date of this Agreement or the Effective Date, if such exercise or option would result in either an obligation of Purchaser hereunder after the Effective Date or have a material adverse effect on the value of any of the Assets;

(e)
other than as disclosed on Schedule “H”, sell, transfer, or otherwise dispose of the Assets, or any of them, subject to the provisions of clause 15.1, excepting the sale of Petroleum Substances in the normal course of business; or

(f)	grant a security interest, other than the renewal of the Vendor’s corporate bank facility, or any new encumbrance with respect to any of the Assets.

However, Vendor may assume such obligations or commitments and propose or initiate such operations or the exercise of any such right or option without the prior consent of Purchaser, if Vendor reasonably determines that such expenditures or actions are necessary for the protection of life or property, in which case Vendor shall promptly notify Purchaser of such intention or actions and Vendor's estimate of the costs and expenses associated therewith.

5.3
If an operation or the exercise of any right or option respecting the Assets is proposed in circumstances in which such operation or the exercise of such right or option would result in an obligation of Purchaser pursuant to subclause 5.2 (the “Proposal”), the following Paragraphs will apply to the Proposal:

(a)	Vendor shall promptly give notice of the Proposal to Purchaser, including in the notice the particulars of the Proposal in reasonable detail;

(b)
Purchaser shall, not later than 24 hours prior to the time Vendor is required to make its election with respect to the Proposal, advise Vendor, by notice in writing, whether it wishes Vendor to exercise its rights with respect to the Proposal on behalf of Purchaser, provided that failure of Purchaser to make an election within this period will be deemed to be an election by Purchaser to not participate in the Proposal;

(c)	Vendor shall make the election authorized, or deemed to be authorized, by Purchaser with respect to the Proposal within the period during which Vendor may respond to the Proposal; and

(d)
the election by Purchaser or the deemed election to not to participate in any Proposal required to preserve the existence of any of the Assets will not entitle Purchaser to any reduction of the Purchase Price in the event that Vendor's interest therein is terminated as a result of Purchaser’s election, and the termination will not constitute a failure of Vendor's representations pertaining to such Assets, notwithstanding clause 6.3.

5.4
Following Closing for the duration of the Maintenance Period, to the extent that Purchaser must be novated into operating agreements or other agreements governing any of the Assets, the following provisions will apply with respect to such Assets:

(a)	the provisions of clauses 5.1, 5.2, and 5.3 will continue to apply, mutatis mutandis;

(b)
Vendor shall not initiate any operation with respect to the Assets, except upon the written instruction of Purchaser or if Vendor reasonably determines that it is required for the protection of life or property, in which case Vendor may take such actions as it reasonably determines are required without the written instruction of Purchaser and shall promptly notify Purchaser of such intention or actions and Vendor's estimate of the costs and expenses associated therewith;

(c)
Vendor shall forthwith provide to Purchaser all authorizations for expenditure, notices, specific information, and other documents Vendor receives with respect to the Assets, and shall respond to such authorizations for expenditure, notices, specific information, and other documents pursuant to the written instruction of Purchaser, if received on a timely basis, provided that Vendor may (but will not be obligated to) refuse to follow instructions which it reasonably believes to be unlawful, unethical, or in conflict with an applicable contract;

(d)	Vendor shall forthwith provide to Purchaser notice of any events or occurrences affecting the Assets that are not in the ordinary course of business, including without limitation:

(i)	any spill, or other incident involving Environmental Damage or Environmental Liability;

(ii)	receipt of any order, directive, or formal notification pursuant to the Regulations; and

(iii)	any event or incident constituting or giving rise to a workplace safety hazard,

and Vendor shall respond to such notices pursuant to the written instruction of Purchaser, if received on a timely basis, provided that Vendor may (but shall not be obligated to) refuse to follow instructions which it reasonably believes to be unlawful, unethical, or in conflict with an applicable contract; and

(e)
Vendor shall, within 15 days of the receipt, deliver to Purchaser all revenues, proceeds, and other benefits received by Vendor with respect to the Assets, less the share of the applicable lessor royalties, operating costs, treating, processing and transportation expenses, and those other costs and expenses directly associated with the Assets and the production of Petroleum Substances, provided that Vendor shall not be permitted to deduct from such revenues, proceeds, and other benefits any other costs and expenses it incurs as a result of such delivery to Purchaser.

5.5
Where Vendor is the registered payor of any of the Leases or Ancillary Agreements Vendor shall for the duration of the Maintenance Period continue to maintain such Leases and Ancillary Agreements, and make all rentals and all similar payments required to preserve any such Leases and Ancillary Agreements which become due and owing during the Maintenance Period; PROVIDED that upon the expiration of the Maintenance Period Purchaser shall be solely responsible for the payment of all such rentals and all similar payments.  All such rental and similar payments made by Vendor will be credited to Vendor on the final accounting and adjustment as required pursuant to clause 4.3.

5.6
Where Vendor is the operator of the Assets, or any portion thereof, and in such capacity is responsible for the production accounting functions pertaining to the Assets, or any portion thereof, Vendor shall continue to perform the production accounting functions pertaining to the Assets, or any portion thereof, for the duration of the Maintenance Period; PROVIDED that upon the expiration of the Maintenance Period Purchaser shall be solely responsible for the performance of the production accounting functions pertaining to the Assets, or any portion thereof.

5.7
Insofar as Vendor maintains the Assets and takes actions with respect thereto on behalf of Purchaser pursuant to this article Vendor is hereby deemed to have been the agent of Purchaser hereunder, except to the extent of Vendor’s gross negligence or wilful misconduct.  Except to the extent of Vendor’s gross negligence or wilful misconduct, Purchaser ratifies all actions taken by Vendor or refrained to be taken by Vendor pursuant to the terms of this article in such capacity during such period, with the intention that all such actions are deemed to be those of Purchaser.

5.8
Insofar as Vendor participates in either operations or the exercise of rights or options as the agent of Purchaser pursuant to this article, Vendor may require Purchaser to secure the costs to be incurred by Vendor on behalf of Purchaser pursuant to such election in such manner as may be reasonably appropriate in the circumstances.

5.9
Purchaser shall indemnify Vendor against all Losses whatsoever that Vendor may suffer or incur as a result of maintaining the Assets as the agent of Purchaser pursuant to this article, insofar as such Losses and costs are not a direct result of the gross negligence or willful misconduct of Vendor, or a breach of this Agreement.  An action or omission of Vendor will not be regarded as gross negligence, willful misconduct, or a breach of this Agreement, however, to the extent it was done or omitted to be done in accordance with the instructions of or with the concurrence of Purchaser.

5.10
During the Interim Period and except to the extent provided in this article or permitted under an operating agreement, unit agreement, or other agreement to which Purchaser is to be a Party as of the Effective Date, Purchaser will not, without the written consent of Vendor, propose to Vendor, or request Vendor to propose to others, the conduct of any operations on the Lands or the exercise of any right or option respecting the Assets.

6.	REPRESENTATIONS OF THE PARTIES

6.1
Purchaser acknowledges that it is purchasing the Assets on an “as is, where is” basis, without representations and without reliance on any information provided to or on behalf of Purchaser by Vendor or any Third Party, except that, and subject in all instances to the Permitted Encumbrances, Accepted Matters, Vendor makes the following representations and warrants to Purchaser:

(a)	It is a body corporate validly subsisting and registered under the laws of its jurisdiction of incorporation, and is authorized to carry on business in the jurisdiction where the Assets are located;

(b)	It has the requisite authority to execute this Agreement and the Conveyance Documents and to perform the obligations to which it thereby becomes subject;

(c)	The execution and delivery of this Agreement and the completion of the sale of the Assets in accordance with the terms hereof are not and will not be in violation or breach of, or be in conflict with:

(i)	any term or provision of its governing documents;

(ii)	any agreement, instrument, permit, or authority to which it is a party or by which it is bound; or

(iii)	the Regulations or any judicial order, award, judgement, or decree applicable to it or the Assets;

(d)
It has taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Date, it will have taken all actions necessary to authorize and complete the sale of the Assets in accordance with the provisions of this Agreement.  It has validly executed and delivered this Agreement, and this Agreement and all other documents executed and delivered on its behalf hereunder constitute binding obligations upon it, enforceable against it in accordance with their respective terms and conditions;

(e)	It is not a non-resident of Canada within the meaning of the Income Tax Act;

(f)
It has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees with respect to the transactions in this Agreement for which Purchaser will have any responsibility;

(g)
Except as has been specifically identified in schedule "I", there are no unsatisfied judgments, claims, liens, proceedings, actions, governmental investigations, or lawsuits in existence, or to Vendor’s knowledge contemplated, or threatened against or with respect to the Assets or its interest therein, and there exists no particular circumstance which it reasonably believes will give rise to such a claim, lien, proceeding, action, governmental investigation, or lawsuit;

(h)
To its knowledge, no act or omission has occurred whereby it is, or would be, in default under the terms of the Regulations, any Lease, or any agreement pertaining to the Assets, where such a default would impact materially and adversely upon the Assets, or any of them;

(i)	It has not been informed of any material default or received notice of any material default relating to the Assets, or any of them;

(j)
To its knowledge, the Encumbrances and assessments based on, or measured by, its ownership of the Assets, the production of Petroleum Substances from the Lands, or the receipt of proceeds therefrom that are payable by it and which accrued prior to the Effective Date have been or will be properly and fully paid and discharged in the manner and at the time prescribed by the Leases and the Regulations;

(k)
It does not warrant its title to the Assets, but does warrant that to its knowledge, the Leases are in good standing and that it has not received any notice of default in respect thereof, and that its interest in the Assets is free and clear of any and all Encumbrances or other burdens created by, through, or under it or of which it is otherwise actually aware;

(l)
The majority of the Title and Operating Documents are in electronic format only, and it has no files or documents of title other than these, it has made available to Purchaser all information in its possession pertaining to the Assets, and it has not knowingly withheld any information from Purchaser.

(m)
It meets all the requirements of all governmental agencies to transfer the Assets, including without limitation, it meets the requirements of all governmental agencies to transfer the licences for the Wells and Tangibles operated by it, if any;

(n)	The Assets do not comprise all or substantially all of its assets;

(o)
It has not received or to its knowledge, the operator of any of the Assets has not received, written notice of the occurrence of any act or omission whereby it is or would be in default under Regulations or the terms of any Lease, the Title and Operating Documents or other agreement pertaining to its Assets, where such a default would materially adversely impact the Assets, or any of them, other than as disclosed in schedule “H”;

(p)
Except as set out in schedule “H”, it has not, or to its knowledge the operator of any of the Assets has not, received any written notice that any of the Leases or other Title and Operating Documents are subject to an offset obligation, including, an unsatisfied obligation to drill a well, surrender rights or pay a compensatory royalty, which has not been satisfied or permanently waived;

(q)
Its interests in the Assets are not subject either to reduction by virtue of the conversion or other alteration of the interest of any Third Party claiming by, through or under it, or to reduction by the operation of any penalty created by, through or under it, except for the Permitted Encumbrances or as disclosed in schedule “A”;

(r)	Except as set forth in schedule “F”, it is not a party to or bound by any Marketing Arrangements or Service Agreements which cannot be terminated without penalty on 31 days notice or less;

(s)
Those Assets operated by it and to its knowledge, those Assets it does not operate have, in all cases, been operated and maintained materially in accordance with generally accepted oil and gas field practises;

(t)	It, or to its knowledge the operator of any of the Assets, has not received:

(i)
any orders or directives under any Environmental Law which requires any work, repairs, construction or capital expenditures with respect to the Assets which have not been fully complied with in all material respects;

(ii)
any notice under any Environmental Law with respect to a breach thereof related to the Assets from any Third Party alleging any Environmental Liabilities or Environmental Damage which have not been rectified or cured in all material respects; and

(iii)	to its knowledge, no particular circumstance exists that may give rise to any of the foregoing;

(u)
Its interests in the Tangibles are beneficially owned by Vendor free and clear of all security interests, encumbrances and other Third Party claims and interests of any nature whatsoever, except Permitted Encumbrances and those disclosed to the Purchaser;

(v)
Except as set forth in schedule “E”, there are no outstanding AFEs or other financial commitments, which exceed [redacted] pursuant to which expenditures in respect of the Assets other than normal operating costs are or may be required after the Effective Date; [Value – sensitive business information]

(w)	Except as specifically identified in schedule “H”, to the best of its information, knowledge and belief:

(i)
each Well located on the Lands, which has been drilled for the purpose of producing Petroleum Substances therefrom, has been drilled at a location for which an off-target production penalty is not applicable under the Regulations; and

(ii)
none of the Wells located on the Lands have been produced in excess of applicable production allowables imposed by the Regulations and it is not aware of any pending change in such production allowables, other than as may generally be applicable pursuant to a change in the Regulations;

(x)	The schedule to be provided to the Purchaser pursuant to clause 7.1 will reflect all the preferential rights of purchase or similar restrictions to which the Assets are subject;

(y)
Except as identified in schedule “H”, there are no areas of mutual interest or areas of exclusion applicable to the Assets that remain in effect as of the Closing Date and to the best of its knowledge, it has fully complied with and has not breached any of the terms of any such areas of mutual interest or areas of exclusion in respect of the Assets;

(z)
All amounts due or accrued for all salary, wages, bonuses, commissions, vacation with pay, and other employee compensation and benefits in respect of the Prospective Employees, which are attributable to the period before the Closing Date will be paid at or prior to the Closing Date.  There are no material unsatisfied claims or complaints or, to its knowledge, any threatened claims or complaints, against it made by or in respect of any of the Prospective Employees and there are no outstanding decisions or settlements or pending settlements that place any obligation upon it to do or refrain from doing any act in respect of any Prospective Employee;

(aa)
It is not a party, either directly or by operation of law, to any collective agreement, letter of understanding, letter of intent or other written communication with any trade union or association that may qualify as a trade union, and which would cover any of the Prospective Employees and there are no outstanding or, to its knowledge, threatened, labour board proceedings of any kind, including any proceedings that could result in certification of a trade union as bargaining agent for the Prospective Employees, and there have not been any such proceedings;

(bb)
None of the Prospective Employees will be receiving, or have made a claim that is outstanding for benefits under any weekly indemnity, short or long term disability or workers’ compensation plan or arrangement or any other form of disability benefit program or will be on long term disability lease, extended absence or receiving benefits pursuant to the Workers’ Compensation Act (Saskatchewan) or similar legislation in another jurisdiction;

(cc)
All current assessments under the Workers’ Compensation Act (Saskatchewan) and all similar legislation in other jurisdictions, in relation to it, have been paid or accrued and it has not been subject to any special or penalty assessment under such legislation which has not been paid;

(dd)
As specifically related to the Prospective Employees, it has not engaged in any unfair labour practice and is not aware of any pending or threatened labour board proceeding of any kind, and there have not been any such proceedings within the last three years;

(ee)
It is not a party to any application, complaint or proceeding under any statute with respect to any Prospective Employee.  There are no claims or complaints or, to its Vendor, any threatened claims or complaints against it pursuant to any Regulations relating to any Prospective Employee, including employment standards, occupational health and safety, human rights, labour relations, workers’ compensation, pay equity and employment equity;

(ff)	It has complied with all requirements of the Privacy Laws; and

(gg)
Subject at all times to its other representations made pursuant to this clause, the Permitted Encumbrances, the Accepted Matters, and the satisfaction of the obligations required to maintain the Leases in good standing by the applicable lessees, Purchaser may, for the residue of the term of the Leases, hold and utilize the Assets for Purchaser's own use and benefit without any interruption by it or any other person claiming by, through, or under it.

6.2	Purchaser represents and warrants to Vendor that:

(a)	It is a body corporate validly subsisting and registered under the laws of its jurisdiction of incorporation, and is authorized to carry on business in the jurisdiction where the Assets are located;

(b)	It has the requisite authority to execute this Agreement and the Conveyance Documents, and to perform the obligations to which it thereby becomes subject;

(c)
The execution and delivery of this Agreement and the completion of the purchase of the Assets in accordance with the terms hereof are not and will not be in violation or breach of, or be in conflict with;

(i)	any term or provision of its governing documents;

(ii)	any agreement, instrument, permit, or authority to which it is a Party or by which it is bound; or

(iii)	the Regulations or any judicial order, award, judgement, or decree applicable to it or the Assets;

(d)
It has taken all actions necessary to authorize the execution and delivery of this Agreement, and, as of the Closing Date, it will have taken all actions necessary to authorize and complete the purchase of the Assets in accordance with the provisions of this Agreement.  This Agreement has been validly executed and delivered by it, and this Agreement and all other documents executed and delivered on its behalf hereunder constitute binding obligations upon it, enforceable in accordance with their respective terms and conditions;

(e)	It is not a non-resident of Canada within the meaning of the Income Tax Act;

(f)	It has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees with respect to the transactions herein for which Vendor will have any responsibility;

(g)	It shall comply with the Investment Canada Act and the Competition Act to the extent, if any, that they are applicable to the transactions herein;

(h)
As of the Closing Date, it will have sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to make payment of the Purchase Price at Closing, and all other amounts to be paid by it hereunder, if any;

(i)
It meets all the requirements of all governmental agencies to purchase, to take the transfer of, and to hold the Assets, including without limitation, it meets the requirements of all governmental agencies to have the licences for the Wells and Facilities, if any, transferred to it;

(j)
It has made its own independent investigation, analysis, evaluation, and inspection of the Assets, and the state and condition, both physical and environmental, thereof, and it has relied solely on such investigation, analysis, evaluation, and inspection as to its assessment of the condition, quantum, and value of the Assets and is not relying upon any representations, or statements in any form, of Vendor except those contained in Clause 6.1 of this Agreement; and

(k)	It is acquiring the Assets in its capacity as a principal, and is not purchasing the Assets solely for the purpose of immediate resale or distribution to a Third Party.

6.3
Each Party acknowledges that the other may rely on the representations made by it pursuant to clause 6.1 or 6.2, as the case may be.  Subject to clause 5.3(d), the representations in clauses 6.1 and 6.2 must be true on the Effective Date and on the Closing Date, and the representations will continue in full effect and survive the Closing Date for a period of 12 months, for the benefit of the Party for which such representations were made.  In the absence of fraud, however, no claim or action will be commenced with respect to a breach of any representation, unless, within such period, written notice specifying the breach in reasonable detail has been provided to the Party that made the representation.

6.4	Provided that Closing has occurred, Vendor will:

(a)
be liable to Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for all Losses whatsoever that Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees may sustain or incur; and

(b)
indemnify Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees against all Losses whatsoever that may be brought against or suffered by Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or which it may sustain or incur;

as a direct result of any matter attributable to a breach of Vendor’s covenants contained herein or the representations and warranties contained in clause 6.1.  Notwithstanding any provision herein, in the absence of fraud, the indemnity hereby granted by Vendor to Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees only applies with respect to claims wherein notice of such claim with reasonable particulars is delivered within 12 months following the Closing Date.

6.5	Provided that Closing has occurred, Purchaser will:

(a)
be liable to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for all Losses whatsoever that Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees may sustain or incur; and

(b)
indemnify Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees against all Losses whatsoever that may be brought against or suffered by Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or which it may sustain or incur;

as a direct result of any matter attributable to a breach of Purchaser’s covenants contained herein or the representations or warranties contained in clause 6.2.  Notwithstanding any provision herein, in the absence of fraud, the indemnity hereby granted by Purchaser to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees only applies with respect to claims wherein notice of such claim with reasonable particulars is delivered within 12 months following the Closing Date.

6.6
The representations in clauses 6.1 and 6.2 are deemed to apply to the Conveyance Documents and other documents conveying any of the Assets from Vendor to Purchaser.  There will be no merger of any of such representations in such Conveyance Documents, or other documents, notwithstanding any rule of law, equity, or statute to the contrary, and all such rules are hereby waived.

6.7
Vendor makes no representations or warrants to Purchaser in addition to those expressly enumerated in clause 6.1; and except and to the extent provided in clause 6.1, Vendor does not warrant title to the Assets or make representations with respect to:

(a)	the quantity, quality, or recoverability of Petroleum Substances in respect of the Lands;

(b)	any estimates of the value of the Assets or the revenues applicable to future production from the Lands;

(c)	any engineering, geological, or other interpretations or economic evaluations respecting the Assets;

(d)	the quality, condition, or serviceability of the Seismic Data;

(e)	the rates of production of Petroleum Substances from the Lands;

(f)	the quality, condition, or serviceability of the Assets; or

(g)	the suitability of their use for any purpose.

6.8
Notwithstanding anything to the contrary contained herein the Parties acknowledge that although the Vendor has diligently and in good faith prepared, and the Purchaser has diligently and in good faith reviewed, the schedules attached hereto, they recognize that there may be unintended errors or omissions.  Therefore the Parties acknowledge and agree that it is their full intention that, in addition to the Assets set forth and described in the attached schedules, the Assets include the Vendor’s entire interest in and to any such omitted P&NG Rights, Tangibles, and Miscellaneous Interests and that the Purchase Price includes consideration for any such Assets.

6.9
Subject to the specific provisions of this Agreement, the Parties agree that regardless of what is listed in the schedules to this Agreement, other than schedule “G” Excluded Assets, all rights and interests of Vendor in the P&NG Rights, Tangibles and Miscellaneous Assets within the White Map Area are included as part of the Assets sold to Purchaser pursuant to clause 2.1, but for greater certainty specifically excludes the Excluded Assets.

7.	THIRD PARTY RIGHTS AND CONSENTS

7.1
Within 5 Business Days following execution of this Agreement Vendor shall notify Purchaser of those Assets subject to a preferential right of purchase, or similar restriction that are triggered and issuable as a result of this transaction and within 10 Business Days following receipt of such notice, Purchaser, acting reasonably, shall advise Vendor in writing of its proportionate allocation of the Purchase Price to those Assets that are subject to such preferential rights of purchase, or similar restriction, and these allocations will be used for the purposes of this clause.

7.2
Vendor shall promptly serve all notices that are required under the applicable governing provisions relating to the preferential rights of purchase, or similar restrictions, in a form satisfactory to Purchaser and in keeping with the terms of the applicable governing provisions; and Vendor shall deliver to Purchaser at Closing evidence that all preferential rights of purchase, or similar restrictions, have been complied with and either exercised, waived or extinguished.  Unless otherwise agreed by Purchaser, each such notice will include a request for a waiver of any preferential or similar right to purchase any of the Assets and for the granting of any prior consent that may be required.

7.3
Purchaser shall indemnify Vendor from and against all Losses and costs whatsoever incurred by Vendor arising directly or indirectly from any matter attributable to the allocations provided by Purchaser to Vendor for the purposes of this article.

7.4
Notwithstanding anything to the contrary, express or implied, Purchaser acknowledges that if any preferential rights to purchase any of the Assets are exercised by a Third Party entitled to do so, or if a Third Party required to give a necessary prior consent refuses to give such prior consent, the following provisions will apply to that portion of the Assets excluded from this Agreement by virtue of the exercise of such preferential right to purchase, or the refusal to grant a necessary prior consent, without any liability of either Party to the other:

(a)
the terms “Assets”, “Lands”, “Leases”, “Miscellaneous Interests”, “P&NG Rights”, and “Tangibles” will be construed as meaning only that portion of the subject matter of those terms with respect to which Closing occurs; and

(b)
the Purchase Price will be reduced by the aggregate value attributed to the Assets or the value placed on the Assets pursuant to clause 7.1, as the case may be, together with any interest payable thereon, with respect to which Closing does not occur, the term “Purchase Price” will then be construed to be such reduced amount and the allocation of the Purchase Price pursuant to clause 2.2 will be determined by agreement of the Parties or by article 9 and adjusted accordingly.

7.5
The Parties acknowledge that the consent to assignment from buyers under production sales agreements included in the Assets may not be obtainable until after Closing.  The Parties shall cooperate in seeking such consents.

7.6
Nothing in this Agreement is to be interpreted as an assurance by Vendor that Purchaser will be able to serve as operator with respect to any of the Assets in which interests are held by Third Parties, whether or not such Assets are presently operated by Vendor, provided that, where Vendor is currently the operator of any Assets, Vendor covenants with Purchaser that Vendor shall do all such commercially reasonable things as Purchaser may request in order to obtain the appropriate consents and approvals to enable Purchaser to become the operator of such Assets.

7.7
The Parties acknowledge that some of the preferential rights to purchase may not be waived, exercised or lapsed by the Closing Date (the “Outstanding ROFRs”).  In respect of such Outstanding ROFRs, Purchaser shall elect by providing written notice to Vendor no later than 5 Business Days prior to the Closing Date to do one of the following:

(a)
Proceed with Closing on all Assets, including the Outstanding ROFR Assets, provided that if an Outstanding ROFR is exercised following Closing, the Vendor shall promptly advise Purchaser of such exercise, Vendor shall promptly pay to Purchaser the value allocated to such Outstanding ROFR together with interest thereon from the Effective Date to the date the funds are paid to Purchaser as set forth herein at the Prime Rate, Purchaser shall execute and deliver to Vendor a Specific Conveyance for that portion of the Assets effected by the Outstanding ROFR in favour of the Third Party exercising such Outstanding ROFR, and Vendor shall sell and transfer such Assets to the Third Party; or

(b)
Proceed with Closing on only the Assets not subject to an Outstanding ROFR, in which case the Purchase Price shall be reduced by the value allocated to such Outstanding ROFRs and Vendor shall promptly advise Purchaser when such Outstanding ROFRs are exercised, waived or lapsed after Closing, and in respect of any Outstanding ROFRs that are waived or lapsed, within 5 Business Days following receipt of notice of such lapse or waiver from Vendor, Purchaser shall close and purchase such Assets on the terms and conditions set out herein.

8.           PURCHASER'S REVIEW

8.1	For the purposes of this provision,

(a)	"Environmental Defect" means any Environmental Liabilities; provided that the following shall not be, nor deemed to be, an Environmental Defect:

(i)	Environmental Liabilities disclosed in schedule I; and

(ii)	the Abandonment and Reclamation Obligations other than:

(1)	an Abandonment and Reclamation Obligation in respect of a Well, Pipeline or Facility that has been previously abandoned or decommissioned and has had a reclamation certificate issued;

(2)	an Abandonment and Reclamation Obligation in respect of an Asset other than a Scheduled Asset; and

(3)
a current Abandonment and Reclamation Obligation which a prudent operator, having regard for generally accepted oil and gas industry practices and Regulations would perform prior to the abandonment or decommissioning of the Well, Pipeline or Facility to which such Abandonment and Reclamation Obligations relates.

(b)	“Uncured Environmental Defects Value” means the aggregate amount of the Environmental Defects Value of all Uncured Environmental Defects.

(c)	“Uncured Title Defects Value” means the aggregate amount of the Title Defects Value of all Uncured Title Defects.

8.2
Vendor will, subject to the Regulations and all contractual and fiduciary obligations and limits, at Vendor's office during normal business hours, provide Purchaser and its nominees reasonable access to the Title and Operating Documents, for the purpose of Purchaser's review of the Assets and Vendor's title thereto, including any title opinions or reports, and purchase and conveyance agreements involving transfer of title relating to the acquisition of the Assets by the Vendor, or any of them; and provide Purchaser and its nominees with a reasonable opportunity to conduct a physical inspection of the Assets and an Environmental review in respect of the Assets, at Purchaser's sole cost, risk, and expense.  The Purchaser shall restrict its review to information directly relevant to the Assets.

8.3
Purchaser must conduct its review of Vendor's title to the Assets with reasonable diligence.  Not later than five Business Days prior to the Closing Date, Purchaser must give Vendor written notice of the Title Defects that Purchaser does not waive.  The notice must specify the Title Defects in reasonable detail, the Assets directly affected thereby, a good faith estimate of the value of the Title Defects (“Title Defect Value”), and Purchaser's requirements for the rectification thereof.  Vendor will thereupon make reasonable efforts to cure the Title Defects not later than two Business Days prior to the Closing Date.

8.4
Insofar as the Title Defects described in Purchaser's notice have not been cured to Purchaser's reasonable satisfaction (“Uncured Title Defect”), but subject at all times to clause 7.1 with respect to prior Third Party rights and required consents, Purchaser:

(a)
where the cumulative amount of the estimated costs to cure the Uncured Title Defects is [redacted] of the Purchase Price or less, must waive the Uncured Title Defects and proceed with Closing without an adjustment to the Purchase Price on account of the Uncured Title Defects; or [Value – sensitive business information]

(b)
where the cumulative amount of the estimated costs to cure the Uncured Title Defects is greater than [redacted]  of the Purchase Price but less than [redacted]  of the Purchase Price, may delay the Closing Date to such later date as is agreed by the Parties, so as to provide the Vendor with additional time to cure the remaining Uncured Title Defects; or provided that where the Uncured Title Defects are not cured by the expiration of the agreed upon date, the Parties will proceed with Closing as otherwise contemplated herein and shall have the Purchase Price reduced by the amount of the aggregate Uncured Title Defects Value in respect of all Uncured Title Defects; or [Value – sensitive business information]

(c)
where the cumulative amount of the estimated costs to cure such Uncured Title Defects is equal to or greater than [redacted] of the Purchase Price, may exercise its rights under clause 8.5, or proceed with Closing as otherwise contemplated herein, subject to the Vendor’s right to terminate as provided in clause 8.5. [Value – sensitive business information]

8.5
Insofar as the Title Defect Value in Purchaser's notice is equal to or greater than [redacted]  of the Purchase Price, either Party may elect, not later than one day prior to the Closing Date, by notice to the other, to terminate this Agreement in its entirety. [Value – sensitive business information]

8.6
Purchaser and/or its agent shall have been given the opportunity to complete an inspection of all associated wellsites and equipment and shall complete such tasks with reasonable diligence.  Not later than five Business Days prior to the Closing Date, Purchaser must give Vendor written notice of the Environmental Defects that Purchaser does not waive.  The notice must specify the Environmental Defects in reasonable detail, the Assets directly affected thereby, a good faith estimate of the value of the Environmental Defects (“Environmental Defect Value”), and Purchaser's requirements for the rectification thereof.  Vendor will thereupon make reasonable efforts to cure the Environmental Defects not later than two Business Days prior to the Closing Date.

8.7
Insofar as the Environmental Defects described in Purchaser's notice have not been cured to Purchaser's reasonable satisfaction (“Uncured Environmental Defect”), but subject at all times to clause 7.1 with respect to prior Third Party rights and required consents, Purchaser:

(a)
where the cumulative amount of the estimated costs to cure the Uncured Environmental Defects is [redacted]  of the Purchase Price or less, must waive the Uncured Environmental Defects and proceed with Closing without an adjustment to the Purchase Price on account of the Uncured Environmental Defects; or [Value – sensitive business information]

(b)
where the cumulative amount of the estimated costs to cure the Uncured Environmental Defects is greater than [redacted]  of the Purchase Price but less than [redacted] of the Purchase Price, may delay the Closing Date to such later date as is agreed by the Parties, so as to provide the Vendor with additional time to cure the remaining Uncured Environmental Defects; provided that where the Uncured Environmental Defects are not cured by the expiration of the agreed upon date, the Parties will proceed with Closing as otherwise contemplated herein and shall have the Purchase Price reduced by the amount of the aggregate Uncured Environmental Defects Value in respect of all Uncured Environmental Defects; or [Value – sensitive business information]

(c)
where the cumulative amount of the estimated costs to cure such Uncured Environmental Defects is equal to or greater than [redacted]  of the Purchase Price, may exercise its rights under clause 8.8, or proceed with Closing as otherwise contemplated herein, subject to the Vendor’s right to terminate as provided in clause 8.8.  [Value – sensitive business information]

8.8
Insofar as the cumulative amount of the estimated costs to cure the Environmental Defects described in Purchaser's notice is equal to or greater than [redacted]  of the Purchase Price either Party may elect, not later than one day prior to the Closing Date, by notice to the other, to terminate this Agreement in its entirety. [Value – sensitive business information]

8.9
Subject to clauses 8.6, 8.7, and 8.8, Purchaser hereby confirms that Vendor has, subject to the Regulations and all contractual and fiduciary obligations and limits, provided it, or its nominees, at its sole cost and risk, reasonable access to the Assets, for the purpose of its physical inspection and Environmental review of the Assets.  Further, Purchaser confirms that it has conducted such inspection and physical review to its full satisfaction and confirms its decision to purchase the Assets on an “as is, where is” basis waiving all Environmental Damage and Environmental Liability, if any, and to proceed with Closing.  Nothing in this clause, however, will operate either to limit any representation made by Vendor pursuant to clause 6.1 or to affect Purchaser's right to make a claim against Vendor for the breach of such a representation or warranty.

8.10
The Purchaser shall, no later than 20 Business Days prior to Closing, identify in writing to the Vendor those Security Interests, accompanied by copies of the applicable security registration search results, that it reasonably considers to materially and adversely affect the Assets and which are either registered against Vendor’s interest in the Lands or registered against Vendor at the Alberta or Saskatchewan Personal Property Registry.  With respect to those identified Security Interests, the Vendor will use reasonable efforts to provide either a discharge of such Security Interests or no interest letters in respect of such Security Interests at or before Closing.

9.	ARBITRATION

9.1
At any time prior to the Parties filing initial pleadings in court in relation to a Dispute, any Party may submit any matter provided for in this Agreement that is in dispute (a “Dispute”) for resolution and commence the dispute resolution process by providing the other Party to the Dispute with a notice of the Dispute (the “Notice of Dispute”).  The Notice of Dispute must contain a brief statement of the nature of the Dispute and the relief requested and request negotiations among senior executives of the involved Parties who have the authority to negotiate a settlement of the Dispute for a Party (“Senior Executives”).

9.2	The involved Parties will follow a two-step process to resolve any Dispute without resort to litigation, if possible, which steps will be taken as follows:

(a)	first, by referring the Dispute to negotiations between Senior Executives pursuant to the procedure set forth in clause 9.3; then

(b)	second, by final and binding arbitration pursuant to the procedure set forth in clause 9.4.

9.3
Unless otherwise agreed to by the Senior Executives from the Parties to the Dispute, within 15 days after the date of the receipt by the respondent Party of the Notice of Dispute, the Senior Executives representing the involved Parties will meet at a mutually acceptable time and place to exchange relevant information in an attempt to resolve the Dispute.  If the Senior Executives have not resolved the Dispute to the satisfaction of the involved Parties within 30 days of the Notice of Dispute (or such longer period as the Senior Executives may otherwise agree), any involved Party may, by notice to the other Parties, refer the matter to final and binding arbitration pursuant to clause 9.4 (the “Request for Arbitration”).

9.4
The Senior Executives will meet within seven days of the receipt of a notice issued pursuant to clause 9.1, to attempt to agree on a single arbitrator qualified by experience, education, and training, to determine such matter.  If the Parties are unable to agree on the selection of the arbitrator, the Party that issued such notice will forthwith make application to a judge of the Court of Queen's Bench of the Province of Alberta pursuant to the Arbitration Act for the appointment of a single arbitrator, and failing such action on the part of the Party that issued such notice, the other Party may make such application.

9.5
The arbitrator selected pursuant to clause 9.4 must proceed as soon as is practicable to hear and determine the matter in dispute, and are to be directed to provide a written decision respecting such matter within 45 days of appointment.  The Parties will provide such assistance and information as may be reasonably necessary to enable the arbitrators to determine such matter.

9.6
Except to the extent modified in this Article, the arbitrators will conduct any arbitration hereunder pursuant to the provisions of the Arbitration Act.  The arbitration will take place in Calgary, Alberta, Canada and will be conducted in accordance with the Arbitration Act and the arbitration rules of the Alberta Arbitration and Mediation Society Rules, in the English language.

9.7
Any award of the arbitrators will be final and binding and there will be no appeals therefrom whatsoever; and be made and payable in Canadian dollars free of any tax or any other deduction.  Any award will include interest from the date of any breach or other violation of this Agreement.  The arbitrator must fix an appropriate rate of interest from the date of the breach or other violation to the date when the award is paid in full, which in no event shall be lower than the Prime Rate on the date of the arbitrator's decision, nor higher than 21%.  No award may be made for punitive, special, exemplary, or consequential damages, including loss of profits or loss of business opportunity.

9.8	Judgment upon any arbitration award may be entered as a judgment and enforced as a judgment of the Court of Queen’s Bench of Alberta or any other court of competent jurisdiction.

10.	CONDITIONS TO CLOSING

10.1	It is a condition precedent to Closing that:

(a)
all approvals required under the Regulations (including without limitation, the Competition Act approval as provided for in Section 10.1(b)) must have been obtained or that such approval or consent requirements have been waived or otherwise lapsed.  Each of the Parties shall use all reasonable efforts to obtain any such consents.  Notwithstanding the foregoing, the Parties acknowledge that the consent of buyers under production sale agreements may not be obtainable until after Closing and that the acquisition of such consents will not be a condition precedent to Closing; and

(b)
the Competition Act Notification shall have been submitted and (i) any waiting periods prescribed thereunder shall have expired and the Parties shall have received a letter from the Commissioner of Competition stating that the Commissioner of Competition does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated herein; or (ii) the Parties shall have received an Advance Ruling Certificate from the Commissioner of Competition in respect of the transactions contemplated herein; or (iii) the Commissioner of Competition shall have waived the obligation to file under section 114 of the Competition Act and the Parties shall have received a letter from the Commissioner of Competition stating that the Commissioner of Competition does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated herein.

10.2	The obligation of Purchaser to complete the purchase hereunder is subject to the following conditions precedent:

(a)
There will have been no damage to or alteration of any of the Assets between the Effective Date and the Closing Date that, in Purchaser's reasonable opinion, would materially and adversely affect the value of the Assets, except and to the extent approved in writing by Purchaser; and Vendor shall have delivered to Purchaser a certificate of a Vice President, Corporate Secretary, or other senior officer of Vendor, in the form of schedule “K”, dated as of the Closing Date, that, to the knowledge of Vendor, there has been no such damage or alteration of any of the Assets during such period; provided that a change in the prices at which Petroleum Substances may be sold or a change in reservoir conditions will not be regarded as material damage to or an alteration of the Assets.

(b)	Vendor will have provided the nominees of Purchaser with reasonable access to Vendor's records pertaining to the Assets, and to the Assets, pursuant to article 8.

(c)	Vendor will have complied in all material respects with each of the terms of this Agreement, to be complied with by Vendor, at or prior to the Closing Date.

(d)
The representations and warranties of Vendor contained in this Agreement shall be true in all material respects when made and as of the Closing Date, and Vendor will have delivered to Purchaser the certificate of a Vice President, Corporate

Secretary, or other senior officer of Vendor, in the form of schedule “K”, dated as of the Closing Date, to that effect, except for those changes thereto that necessarily arise as a consequence of the operation of the provisions of this Agreement, as specifically provided herein.

(e)	Vendor will have delivered to Purchaser the Conveyance Documents executed by Vendor and those other documents and materials described in clause 3.3, which are to be provided to Purchaser at Closing.

(f)
Vendor will have, if requested pursuant to clause 8.10, delivered at or prior to Closing security discharges, where possible, or no interest letters for any Security Interest held by any Third Party encumbering Vendor’s interest in the Assets, or any part or portion thereof.

(g)
No proceedings will have been initiated whereby any Third Party, as a consequence of the Parties entering into the subject transaction, is seeking to enjoin or prohibit the Parties from completing the subject transaction.

(h)
Except as provided for in clause 7.7, all preferential rights of purchase, or similar restrictions, which become operative by virtue of this Agreement, or the transaction to be effected by it, will have been exercised or waived by the possessors thereof or all times periods in which such rights may be exercised will have expired.

10.3	The obligation of Vendor to complete the sale hereunder is subject to the following conditions precedent:

(a)	Purchaser will have complied in all material respects with each of the terms of this Agreement, to be complied with by Purchaser, at or prior to the Closing Date.

(b)
Purchaser will have tendered to Vendor the Purchase Price in the manner provided for in clause 2.3, subject to any adjustments provided for in article 4, and any alteration expressly provided for herein.

(c)
The representations and warranties of Purchaser contained in this Agreement shall be true in all material respects when made and as of the Closing Date, and Purchaser will have delivered to Vendor a certificate of a Vice President, Corporate Secretary, or other senior officer of Purchaser, in the form of schedule “L”, dated as of the Closing Date, to that effect.

(d)
Purchaser will have executed and delivered to Vendor at least one copy of the Conveyance Documents provided by Vendor to Purchaser at or prior to Closing and those other documents described in clause 3.4.

(e)
No proceedings will have been initiated whereby any third, as a consequence of the Parties entering into the subject transaction, is seeking to enjoin or prohibit the Parties from completing the subject transaction.

(f)
Except as provided for in clause 7.7, all preferential rights of purchase, or similar restrictions, which become operative by virtue of this Agreement, or the transaction to be effected by it, will have been exercised or waived by the possessors thereof or all times periods in which such rights may be exercised will have expired.

10.4
The conditions in clauses 10.2 and 10.3 are for the sole benefit of Purchaser and Vendor respectively.  The Party for the benefit of which such conditions have been included may waive any of them, in whole or in part, by written notice to the other Party, without prejudice to any of the rights of the Party waiving such condition, including, without limitation, reliance on or enforcement of the representations that are preserved and pertain to conditions similar to the condition so waived.

10.5
In the event any of the conditions in clauses 10.2 or 10.3 has not been satisfied at or before the Closing Date and the Party for the benefit of which such condition has been included has not waived such condition, that Party may terminate this Agreement by written notice to the other Party.  Notwithstanding the forgoing, a Party shall not be entitled to terminate this Agreement due to a failure of any the conditions in clauses 10.1, 10.2 or 10.3, if the reason for the failure of such condition to be satisfied is due to such Party’s breach of a term or condition in this Agreement.  However, a Party may not terminate this Agreement in such manner after Closing; and its remedies thereafter, if any, with respect to the failure to satisfy such condition will be limited to damages.

10.6
Each Party shall proceed diligently and in good faith and use all reasonable efforts with respect to all matters within its control to satisfy the conditions referred to in clauses 10.1, 10.2 and 10.3.

10.7	All filing fees associated with the Competition Act Notification shall be borne equally by the Parties.

11.	CONFIDENTIALITY

11.1
Purchaser hereby agrees to keep in strict confidence any and all of the Confidential Information, and the terms of this Agreement, and will only use or permit the use of the Confidential Information for the purposes of this acquisition; provided that upon Closing, Purchaser's rights to use or disclose such information will be subject only to any operating, unit, or other agreements that may apply thereto.  Any additional Confidential Information obtained as a result of access provided, which does not relate to the Assets, must continue to be treated as confidential and must not be used by Purchaser without the prior written consent of Vendor.

11.2
Purchaser shall not under any circumstances disclose the Confidential Information, either directly or indirectly, to any person, Third Party, or parties not having a need to know for the purposes of this acquisition, and Purchaser is responsible for ensuring that all persons to whom the Confidential Information is disclosed keep such information confidential and do not disclose or divulge the same to any unauthorized person.

11.3	However, the restrictions on disclosure and use of Confidential Information in this Agreement will not apply to information to the extent it:

(a)	to have been provided to Purchaser as non-confidential material;

(b)	is or becomes publicly available through no act or omission of Purchaser or its consultants or advisors;

(c)	is subsequently obtained lawfully from a Third Party, which, after reasonable inquiry, Purchaser does not know to be bound to Vendor to restrict the use or disclosure of such information; or

(d)	is already in Purchaser's possession at the time of disclosure, without restriction on disclosure.

However, specific items of information will not be considered to be in the public domain merely because more general information respecting the Assets is in the public domain.

11.4
Purchaser acknowledges that Vendor endeavoured to include in the Confidential Information those materials which are believed to be reliable and relevant for the purposes of this acquisition; however, Purchaser acknowledges that neither Vendor, or anyone representing the Vendor, makes any representation or warranty, either express or implied, as to the accuracy or completeness of the Confidential Information, or for any advice or opinion given or expressed by Vendor, and Purchaser expressly acknowledges the inherent risk of error in the acquisition, processing, and interpretation of the Confidential Information.  Vendor has no liability whatsoever with respect to the use of or reliance upon the Confidential Information by Purchaser.

11.5
Purchaser acknowledges and agrees that, in the event of a breach or threatened breach of the terms of this Article, Vendor may suffer irreparable harm for which damages would not be an adequate remedy, and accordingly Vendor will be entitled to equitable relief, including, without limitation, injunction and specific performance, and Purchaser hereby consents to any preliminary or ex parte applications for such relief to any court of competent jurisdiction.

11.6	Purchaser shall:

(a)	be liable to Vendor for all Losses whatsoever that Vendor may sustain or incur; and

(b)
indemnify and hold harmless Vendor against all Losses whatsoever that may be suffered by Vendor or it may sustain or incur by reason of the failure of Purchaser to comply with the confidentiality obligations in this Article.

11.7
If Purchaser employed consultants, advisors, or agents to assist in its review of the Assets pursuant to article 8, Purchaser is responsible to Vendor for ensuring that such consultants, advisors, and agents comply with the restrictions on the use and disclosure of Confidential Information.

12.	DEFAULT

12.1
Subject to clause 2.13, if a Party (the “Defaulting Party”) fails to comply with any of the terms of this Agreement so that Closing does not occur, the other Party (the “Injured Party”) may, by notice to the Defaulting Party, elect to:

(a)
treat this Agreement as terminated by reason of the non-fulfillment of the Defaulting Party's obligations and, if the Injured Party so decides, pursue a claim for damages, provided that if the Vendor is entitled to retain the Deposit as set forth in clause 2.13, retention of the Deposit shall be Vendor’s sole and exclusive remedy; or

(b)	continue to treat the Agreement as binding and enforceable, pending resolution of the default by agreement of the Parties or by a court of competent jurisdiction.

However, the Injured Party will be deemed to be treating the Agreement as in effect and enforceable, unless and until it specifically elects in writing to pursue the alternative in paragraph (a) of this clause.

12.2
Any amount owing to a Party by the other pursuant to any provision of this Agreement after Closing, except for any amounts owing pursuant to subclause 4.4, and remaining unpaid will bear compound interest, as computed monthly, from the day such amount was due to be paid until the day such amount was paid, at the Prime Rate regardless of whether such Party has given the other prior notice of the accrual of interest hereunder.

13.	LIABILITY AND INDEMNIFICATION

13.1	Subject to clause 13.3, and provided that Closing has occurred, Vendor will:

(a)
be liable to Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for all Losses whatsoever that Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees may sustain or incur; and

(b)
indemnify Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees against all Losses whatsoever that may be brought against or suffered by Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or which it may sustain or incur;

as a direct result of any matter attributable to the Assets and occurring or accruing prior to the Effective Date, except any Losses to the extent that the same either are reimbursed, or are reimbursable, by insurance maintained by Purchaser or are caused by the gross negligence or willful misconduct of Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, and as a direct result of any matter attributable to the Excluded Assets whensoever occurring or accruing.  The indemnity granted by Vendor herein, however, is not a title warranty and does not provide either an extension of any representation contained in clause 6.1 or an additional remedy with respect to Vendor's breach of such a representation.  Notwithstanding any provision herein, the liability of Vendor and the indemnity hereby granted by Vendor to Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees only applies with respect to claims wherein notice of such claim with reasonable particulars is delivered within 12 months following the Closing Date.

13.2	Provided that Closing has occurred, and subject to clause 13.10, Purchaser will:

(a)
be liable to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for all Losses whatsoever that Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees may sustain or incur; and

(b)
indemnify Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees against all Losses whatsoever that may be brought against or suffered by Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or which it may sustain or incur;

as a direct result of any matter attributable to the Assets and occurring or accruing subsequent to the Effective Date, except any Losses to the extent that the same either are reimbursed, or are reimbursable, by insurance maintained by Vendor or are caused by or result in a breach of Vendor’s representations contained in clause 6.1, or by the negligence or willful misconduct of Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees.  The responsibility prescribed by this Clause, however, does not provide either an extension of any representation contained in clause 6.2 or an additional remedy for Purchaser's breach of such a representation.  Notwithstanding any provision herein, the liability of Purchaser and the indemnity hereby granted by Purchaser to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees only applies with respect to claims wherein notice of such claim with reasonable particulars is delivered within 12 months following the Closing Date

13.3
Except as specifically provided for in this Agreement, Purchaser is acquiring the Assets on an “as is, where is” basis.  Purchaser acknowledges that the intent of the Vendor is to white map out of the White Map Area; that it is familiar with the condition of the Assets, Environmental and otherwise, including the past and present use of the Lands and the Tangibles; Vendor has provided Purchaser with a reasonable opportunity to inspect the Assets at the sole cost and risk of Purchaser (insofar as Vendor could reasonably provide such access); and that it is not relying upon the representations of Vendor as to the condition, Environmental or otherwise, of the Assets, except as are specifically made pursuant to clause 6.1.  Provided that Closing has occurred and subject to clause 13.10, Purchaser, as of the Effective Date, shall:

(a)
be liable to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for all Losses whatsoever that Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees may sustain or incur; and

(b)
indemnify Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees against all Losses whatsoever that may be brought against or suffered by Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or which it may sustain or incur;

as a direct result of any matter attributable to any Environmental Liabilities pertaining to the Assets, or any of them, whether or not such Environmental Liability accrued prior to, at, or subsequent to the Effective Date.  Nothing in this clause, however, will operate either to limit any representation made by Vendor pursuant to clause 6.1 or to affect Purchaser's right to make a claim against Vendor for the breach of such a representation or pursuant to clause 13.10.  Subject to clause 13.10, all Liabilities assumed by the Purchaser in respect of the Assets, including, but not limited to, the Abandonment and Reclamation Obligations and the Environmental Damage, shall be discharged by the Purchaser in accordance with good oil and gas field practices, the Regulations, and the Title and Operating Documents governing the Assets.

13.4
Provided that Closing has occurred and subject to clause 13.10, Purchaser confirms it shall be liable to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees and indemnify Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for, all claims, Losses, and costs brought against or suffered by Vendor, or which it may sustain or incur, which pertain to Environmental Damage (including, without limitation, Environmental Liabilities) pertaining to or caused by the Assets or operations thereon or related thereto, however and by whomsoever caused, and whether or not such Environmental Damage occurred or arose in whole or in part prior to, at or subsequent to the Effective Date.  Except as provided for in clause 13.10, Purchaser is not entitled to exercise and hereby waives any rights or remedies Purchaser may now or in the future have against Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees in respect of such Environmental Damage, whether such rights and remedies are pursuant to the common law or statute or otherwise, including without limitation, the right to name Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees as a third party to any action commenced by any Third Party against Purchaser.  Nothing in this Clause, however, will operate either to limit any representation made by Vendor pursuant to clauses 6.1 or 13.10 or to affect Purchaser's right to make a claim against Vendor for the breach of such a representation in accordance with the terms of this Agreement.

13.5
Provided that Closing has occurred and subject to clause 13.10, Purchaser shall see to the timely performance of the Abandonment and Reclamation Obligations which in the absence of this Agreement would be the responsibility of Vendor.  Purchaser shall be liable to Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees for and shall, in addition, indemnify Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees from and against, all Losses suffered by Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or which it may sustain or incur, should Purchaser fail to timely perform such obligations.

13.6
Except with respect to the representations in clause 6.1, or in the event of fraud, Purchaser hereby forever releases and discharges Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees from all liability to Purchaser its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees, or Purchaser's rightful successors, as a result of the use or reliance upon information and materials pertaining to the Assets delivered or made available by Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees to Purchaser pursuant to this agreement including, without limitation, any evaluations, projections, Seismic interpretations, reports and interpretive or non-factual materials prepared by or for or received by Vendor, including land abstract sheets contained in the Title and Operating Documents.  With respect to all such information and materials, Purchaser confirms that it is not relying upon any representations of Vendor except as specifically set forth in clause 6.1.

13.7
The liabilities and indemnities created in this article will be deemed to apply to, but will not merge in, the Conveyance Documents and other documents conveying any of the Assets from Vendor to Purchaser, notwithstanding the terms of the Conveyance Documents and other documents, the Regulations or any rule of law or equity to the contrary, and all such rules are hereby waived.

13.8	Insofar as is possible, each Party has full rights of substitution and subrogation in and to all representations by others previously given or made in respect of the Assets or any of them.

13.9
Except in the case of fraud, the total liability of Vendor its directors, officers and employees, its Affiliates, and its Affiliates' directors, officers and employees under this Agreement, including, without limitation, any claims relating to its representations and warrants, in the aggregate, will not exceed the Purchase Price, taking into account all increases or decreases to the Purchase Price that occur by virtue of the terms of this Agreement.

13.10	[redacted]. [Environmental clause - sensitive business information]

14.	WAIVER

14.1
No waiver by a Party of any breach, whether actual or anticipated, of any of the terms or representations contained herein will take effect, or be binding upon that Party, unless the waiver is expressed in writing under the authority of that Party.  Any waiver so given extends only to the particular breach so waived and does not limit or affect any rights with respect to any other or future breach.

15.	ASSIGNMENT

15.1
Prior to Closing, neither Party may assign its interest in this Agreement or to the Assets without the prior written consent of the other Party, except as may be required by Vendor to comply with its obligations in article 7.

15.2	An assignment or disposition of this Agreement, or all or any portion of the Assets, by Purchaser after Closing will not relieve Purchaser from its obligations to Vendor herein.

16.	NOTICE

16.1	All notices required or permitted hereunder must be in writing. Any notice to be given hereunder will be deemed to be served properly if served in any of the following modes:

(a)
by delivering the notice to the Party at their address for service, and such notices will be deemed received when actually delivered, provided that such delivery is during normal business hours on any Business Day.  If not delivered on a Business Day or after normal business hours, delivery will be deemed at the commencement of the next Business Day;

(b)
by any electronic means by which a written message may be sent to the other Party's address for service, and such notice will be deemed received by the addressee when actually received, if received within normal business hours on any Business Day, or at the commencement of the next Business Day if the notice is not received during such normal business hours; or

(c)
by mailing it first class to the Party at that Party's address for service, and such notices will be deemed received by the addressee at noon, local time, on the earlier of the actual date of receipt or the fourth Business Day following mailing.

16.2	The address for service for each of the Parties is:

Vendor:	Purchaser:
Pengrowth Energy Corporation	TORC Oil & Gas Ltd.
[redacted] [Addresses — sensitive business information]

16.3	A Party may change its address for service by notice to the other Party, and such changed address for service thereafter will be effective for all purposes of this Agreement.

17.	EMPLOYEES

17.1	[redacted]. [Employee clause – sensitive business information]

18.	PUBLIC ANNOUNCEMENTS

18.1
The Parties will, subject to clause 21.7, cooperate with each other in relaying to Third Parties information concerning this Agreement and the transactions contemplated herein, and will discuss drafts of all press releases and other releases of information for dissemination to the public pertaining hereto.  However, nothing in this clause prevents a Party from furnishing the minimum required information to any governmental agency or regulatory authority or to the public, insofar only as is required by the Regulations or securities laws applicable to such Party.  Where a Party proposes to make a public disclosure regarding the transaction they must, to the extent reasonably possible, provide the other Party with a draft of any statement a sufficient time prior to its release to enable the other Party to review the draft and advise of any comments it may have with respect thereto.

18.2
Vendor is permitted to disclose information pertaining to this Agreement and the identity of Purchaser, to the extent required to enable Vendor to fulfill its obligations pertaining to preferential rights of purchase and other Third Party rights, in accordance with article 7.

18.3
On or before the last day of the Maintenance Period Purchaser shall, in compliance with the Regulations and at its own expense, remove or change all signs which indicate Vendor's ownership or operation of the Assets.

18.4
If Purchaser is to be the operator of the Assets, it is its responsibility to erect or install all signs required by governmental agencies and the Regulations which pertain to the Assets.  In addition, Purchaser shall be responsible for advising governmental agencies, contractors, suppliers, and other affected Third Parties of Purchaser's interest in the Assets, subject to clause 3.6, article 7, and clause 10.1.

19.	AUDIT RIGHTS

19.1
From the date hereof and for a period of three (3) years following the Closing Date, Vendor shall provide reasonable access during normal business hours at the address of Vendor to the records, information and reports of Vendor solely to enable Purchaser to prepare, through its or Vendor’s auditors, unaudited and audited comparative operating statements for the last interim period occurring prior to Closing with respect to the Assets and for the two financial years ended prior to Closing (the “Operating Statements”), for the purposes of Purchaser meeting applicable securities disclosure requirements or the rules of any listing authority or stock exchange, including as reasonably required by Purchaser to meet mandatory prospectus disclosure requirements pertaining to any issuance and sale by Purchaser of securities pursuant to one or more public offerings. Such access shall be provided by Vendor to an independent auditing firm selected by Purchaser or, to Vendor’s auditors (to the extent they are available), in either case at Purchaser’s expense and subject to such auditing firm entering into a confidentiality agreement in a form reasonably required by Vendor.  If Vendor’s auditors are available, such auditors shall be retained by Purchaser, and the use of auditors for such purpose shall not constitute a conflict.  If the independent auditors require the assistance of Vendor’s personnel to find or collect, or to assist the independent auditor in the interpretation of, the necessary information from Vendor’s records, Vendor shall cause such assistance to be provided on a timely basis.  Vendor consents to the use of the Operating Statements, provided that Vendor hereby disclaims (and Purchaser agrees that Vendor shall not have) any liability to Purchaser or any other person for the accuracy and completeness of any Operating Statements provided pursuant hereto or for the accuracy and completeness of the Operating Statements.

20.	[redacted] [Certain covenants re hedges – sensitive business information]

21.	MISCELLANEOUS PROVISIONS

21.1
At the Closing Date and thereafter as may be necessary, the Parties shall execute and deliver such instruments and take all other actions as may be reasonably necessary to fulfill their respective obligations under this Agreement.  Vendor shall cooperate with Purchaser as reasonably required to secure execution by Third Parties of the Conveyance Documents.

21.2
The laws of the Province of Alberta, taking into account the principles of conflict of laws, govern all matters arising under this Agreement.  Subject to article 9, the courts of the Province of Alberta have exclusive jurisdiction in respect of all matters arising out of this Agreement.

21.3	Time is of the essence in this Agreement.

21.4	Subject to clause 16.3, this Agreement may be amended only by written instrument executed by Vendor and Purchaser.

21.5
If this Agreement is terminated in accordance with its terms prior to Closing, then, except for the provisions of articles 11, 12, and 2.13 and the representations or other obligations breached prior to the time at which such termination occurs, the Parties will be released from all of their obligations under this Agreement.  If this Agreement is so terminated, Purchaser shall promptly return to Vendor all materials delivered to Purchaser by Vendor hereunder, together with all copies of them that may have been made by or for Purchaser.

21.6	This Agreement supersedes all other agreements between the Parties with respect to the Assets and expresses the entire agreement of the Parties with respect to the transactions contained herein.

21.7
All disclosures of “personal information” pursuant to this Agreement will only be carried out in compliance with applicable Privacy Laws.  The transaction proposed by this Agreement constitutes a “business transaction” within the meaning of Privacy Laws.  Each Party will only request from the other, and each Party will only provide to the other, “personal information” which is necessary: (a) to determine whether to proceed with the transaction contemplated by this Agreement; and (b) if the Closing is to occur, for the Parties to carry out and complete the Closing.  The collection, use and disclosure of “personal information” is restricted to the purposes that relate to the transaction contemplated by this Agreement.

21.8	Subject to the provisions of article 15, this Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

21.9	No consideration is to be given to the fact or presumption that one Party has had a greater or lesser role in the drafting of this Agreement.

21.10	The Land Contracts (Actions) Act has no application to any action (as defined in The Land Contracts (Actions) Act) with respect to this Agreement.

21.11
The Limitation of Civil Rights Act has no application to this Agreement, or any mortgage, charge or other security for the payment of money made, given or created by this Agreement, or any agreement or instrument renewing or extending or collateral to this Agreement, or the rights, powers or remedies of Vendor under this Agreement.

21.12
This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document, provided that neither Party is bound to this Agreement until both Parties have executed a counterpart.  All such counterparts will together constitute and be construed as one instrument.  For avoidance of doubt, a signed counterpart provided by way of facsimile transmission, e-mail transmission of Adobe Acrobat PDF files, or other electronic means will be as binding upon the Parties as an originally signed counterpart.

[Remainder of page intentionally left blank.  Signature page follows]

The undersigned have duly executed this Agreement as of the date first above written.

Pengrowth Energy Corporation		TORC Oil & Gas Ltd.

Per:	(signed)	Per:	(signed)

Per:	(signed)	Per:	(signed)

This is the execution page attached to and forming part of that Sale Agreement dated July 16, 2013, between Pengrowth Energy Corporation and TORC Oil & Gas Ltd.